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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PLX Technology, Inc.
(Name of Subject Company)

PLX Technology, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060
(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.	Stephen J. Schrader, Esq.
Davina K. Kaile, Esq.	Emery D. Mitchell, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Baker and McKenzie LLP
2550 Hanover Street	Two Embarcadero Center, 11th Floor
Palo Alto, CA 94304	San Francisco, CA 94111

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

  (a)    Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is PLX Technology, Inc., a Delaware corporation ("PLX"). The address of the principal executive offices of PLX is 870 W. Maude Avenue, Sunnyvale, California 94085, and its telephone number is (408) 774-9060.

  (b)    Class of Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of PLX (the "Shares," each a "Share," and the holders of such Shares, "Stockholders"). As of the close of business July 3, 2014, the most recent practicable date, there were 200,000,000 Shares authorized, 45,962,937 Shares issued and outstanding (excluding 26,543 Shares held in treasury), 5,104,350 Shares subject to outstanding employee options to purchase Shares and 10,000 Shares subject to outstanding restricted stock units.

Item 2.    Identity and Background of Filing Person.

  (a)    Name and Address of Person Filing this Statement

        The name, address and telephone number of PLX, which is the person filing this Schedule 14D-9, are set forth in "Item 1(a)—Subject Company Information—Name and Address".

  (d)    Tender Offer and Merger

        This Schedule 14D-9 relates to the offer (the "Offer") by Pluto Merger Sub, Inc., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation ("Parent"), an indirect wholly-owned subsidiary of Avago Technologies Limited ("Avago"), to purchase all of PLX's outstanding Shares in exchange for $6.50 in cash per Share (such price or any different price per Share that may be paid pursuant to the Offer, the "Offer Price"), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser's July 8, 2014 Offer to Purchase ("Offer to Purchase") and related Letter of Transmittal ("Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), which was filed by Purchaser, Parent and Avago with the Securities and Exchange Commission (the "SEC") on July 8, 2014. Copies of the Offer to Purchase and Letter of Transmittal are being mailed to the Stockholders together with this Schedule 14D-9.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 23, 2014, among PLX, Parent and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or, where permissible, waiver of all of the conditions to such merger, Purchaser will be merged with and into PLX (the "Merger"), with PLX continuing as the surviving corporation (the "Surviving Corporation") as a direct wholly-owned subsidiary of Parent. If, after the consummation of the Offer, Purchaser and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares, Purchaser and PLX have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of PLX, in accordance with Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"). In the event that the Merger cannot be effected pursuant to Section 253 of the DGCL, then, as promptly as practicable following the consummation of the Offer, Purchaser and PLX have agreed to take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of PLX, in accordance with Section 251(h) of the DGCL. At the Effective Time (as defined below), each outstanding Share (other than Shares held in treasury by PLX, Shares directly or indirectly owned by Parent, Shares owned by wholly-owned subsidiaries of PLX and Shares held by Stockholders who have properly preserved their appraisal rights, if any, under the DGCL) will be converted into the right to receive the Offer Price without interest, subject to any applicable withholding taxes. Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Offer is conditioned on there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with Shares then beneficially owned, directly or indirectly, by Parent, represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis) and no less than a majority of the voting power of the shares of capital stock of PLX (determined on a fully-diluted basis) and that would be, absent Section 251(h) of the DGCL entitled to vote upon the adoption of the Merger Agreement and approval of the Merger that have not yet been delivered in settlement or satisfaction of such guarantee), and satisfaction of other conditions. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. A copy of the appraisal rights provisions of the DGCL is attached as Annex B.

        The initial expiration of the Offer occurs at 12:00 midnight, New York City time on the 25th Business Day (one minute after 11:59 P.M. on such 25th Business Day) following the commencement date of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

        Parent has formed the Purchaser in connection with the Merger Agreement, the Offer and the Merger. The information set forth in the Offer to Purchase under the caption "The Offer—Section 8—Certain Information Concerning Avago, Parent and the Purchaser" states that the address and telephone number of each of Parent and the Purchaser is 350 West Trimble Road, MS 90MG, San Jose, California 95131, and (408) 435-7400, respectively.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between PLX or its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates or (ii) Avago, Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

  (d)(1) Arrangements between PLX and PLX Directors and Executive Officers

        In considering the recommendation of the PLX Board of Directors to tender the Shares in the Offer, Stockholders should be aware that PLX's executive officers and directors have agreements, arrangements or understandings that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The PLX Board of Directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

        The following is a discussion of material agreements, arrangements or understandings, and any actual or potential conflicts of interest between PLX or its affiliates, on the one hand, and its executive officers, directors and affiliates, on the other hand. The following summaries are qualified in their entirety by reference to the Merger Agreement, the PLX Severance Plan, the Retention Agreements, the Tender and Support Agreements, the Transaction Agreement, the Confidentiality Agreement, the Exclusivity Agreement, the current Certificate of Incorporation and Bylaws of PLX, as amended, the

Company Stock Plan, the PLX ESOP and the form of Indemnification Agreement of PLX, each of which is filed as an exhibit hereto, and each of which is incorporated by reference herein. For information with respect to arrangements between PLX and its named executive officers, see the information included under "Item 8. Additional Information to be Furnished—Golden Parachute Compensation," which is incorporated by reference into this Item 3.

        PLX's directors are Michael J. Salameh, Martin Colombatto, Stephen Domenik, John H. Hart, Ralph Schmitt, Eric Singer, Patrick Verderico and David K. Raun.

        PLX's executive officers are:

Name	Position
David K. Raun	President, Chief Executive Officer and Director
Arthur O. Whipple	Chief Financial Officer and Secretary
Gene Schaeffer	Executive Vice President, Worldwide Sales
Michael Grubisich	Executive Vice President, Operations
Vijay Meduri	Executive Vice President, Engineering, Switching

Effect of Merger on Stock and Stock Options Held By PLX Directors and Executive Officers

Stock

        As of July 3, 2014, PLX directors and executive officers beneficially owned in the aggregate 716,802 issued and outstanding Shares (not subject to any vesting or other contractual restrictions)(excluding Shares held by Potomac Capital), or approximately 1.6% of the Shares outstanding as of that date, which are treated under the Offer in the same manner as all other Shares subject to the Offer. If PLX directors and executive officers tender pursuant to the Offer any Shares they own, they will be entitled to receive pursuant to the Offer the same consideration on the same terms and conditions as other Stockholders.

        Included in issued and outstanding Shares owned by executive officers are a total of 19,621 Shares held in the PLX Employee Stock Ownership Plan (the "ESOP") that have been allocated to their ESOP accounts. The ESOP was established in early 2009, and is a tax-qualified defined contribution retirement plan that is non-contributory on the part of the participant. Each year, PLX makes a cash contribution to the ESOP that is used to purchase Shares on the open market and eligible participants receive a Share allocation at the end of the plan year. In connection with the Merger, contributions will cease and the ESOP will be terminated. The ESOP currently holds approximately 24,905 unallocated shares which will be allocated to eligible participants on the last date of the short plan year resulting from the plan termination in connection with the Merger. To the extent additional Shares are purchased by the ESOP and contributed to the ESOP prior to the consummation of the Merger, these unallocated Shares will be allocated to eligible participants on the last day of the plan year as a result of the plan termination. As a result of the ESOP termination, any unvested Shares allocated to the participant accounts will vest. However, all of the executive officers are fully vested in their ESOP benefits. The Shares held by the ESOP will be entitled to the same consideration and other terms and conditions of the Offer that apply to Shares generally. Following the termination of the ESOP, participants will be able to take a distribution of the amount allocated to their ESOP account in cash or roll over the amount in their ESOP accounts into an individual retirement account or a tax-qualified retirement plan of an employer.

        The table below sets forth the number of Shares held, or beneficially held, by the PLX directors and executive officers as of July 3, 2014 (including Shares currently allocated to individual ESOP accounts but excluding Shares issuable upon exercise of options to purchase Shares) and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar.

Name	Number of PLX Issued and Outstanding Shares Owned (#)	Cash Payment Pursuant to the Offer ($)
NON-EMPLOYEE DIRECTORS
Martin Colombatto	54,700	355,550
Stephen Domenik	—	—
John H. Hart	—	—
Michael J. Salameh	338,126	2,197,819
Ralph Schmitt	19,406	126,139
Eric Singer	181,234	1,178,021
Patrick Verderico	—	—
EXECUTIVE OFFICERS
David K. Raun	37,111	241,222
Arthur O. Whipple	35,311	229,522
Gene Schaeffer	13,177	85,651
Michael Grubisich	9,111	59,222
Vijay Meduri	28,626	186,069

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	716,802	4,659,213

Company Stock Options

        As of July 3, 2014, PLX directors and executive officers held options ("Company Options") to purchase 3,373,875 Shares granted under PLX's equity compensation plans (the "Company Stock Plan").

        PLX directors and executive officers do not hold any other equity compensation awards, including any restricted stock units.

        Under the Merger Agreement:

  •
  Immediately prior to the effective time of the Merger (the "Effective Time") each outstanding and unexercised Company Option granted under the Company Stock Plan shall be cancelled and, in exchange therefor, each former holder of a Company Option shall be entitled to receive a payment in cash of an amount equal to the product of (i) the total number of vested or unvested Shares subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such Company Option immediately prior to such cancellation (the "Option Payment"); provided, that the payment of the Option Payment as to any unvested options held by an executive officer of PLX shall be paid out in accordance with the terms of the Retention Agreement entered into with each such individual (as further described below).

  •
  The Option Payments are subject to all applicable withholding and other taxes required by applicable law.

  •
  To the extent the per share exercise price for a Company Option is greater than or equal to the Offer Price, the Company Option shall be terminated and cancelled at the Effective Time without payment or other consideration.

        All of the Company Options held by PLX officers and directors will be cashed out as described above and, in the case of unvested Company Options held by the executive officers, in accordance with such individual's Retention Agreement (as described below).

        See Item 8—"Additional Information to be Furnished—Golden Parachute Compensation" below for a separate summary required under SEC rules for the accelerated vesting and other compensation that is based on or otherwise relates to the Merger for the PLX named executive officers.

        The following table summarizes, with respect to (i) each PLX director, and (ii) each PLX executive officer, the effect of the foregoing provisions of the Merger Agreement (as modified by the Retention Agreements) on the Company Options held by each such director and executive officer.

	Vested Options			Unvested Options
Name	Shares Underlying Options Eligible for Immediate "Cash-Out" Payments (#)	Weighted Average Exercise Price of Options Eligible for Immediate "Cash-Out" Payments ($)	Hypothetical Immediate "Cash-Out" Payment for Options Cancelled in Merger ($)(1)	Shares Underlying Options Eligible for Future "Cash-Out" Payments (#)	Weighted Average Exercise Price of Options Eligible for Future "Cash-Out" Payments ($)	Hypothetical Future "Cash-Out" Payment for Options Cancelled in Merger ($)(2)	Total "Cash-Out" Payments for Options Cancelled in Merger
NON-EMPLOYEE DIRECTORS
Martin Colombatto	25,000	$6.46	$1,000	—	—	—	$1,000
Stephen Domenik	25,000	$6.46	$1,000	—	—	—	$1,000
John H. Hart	46,000	$4.58	$88,350	—	—	—	$88,350
Michael J. Salameh	46,000	$4.58	$88,350	—	—	—	$88,350
Ralph Schmitt	739,416	$2.95	$2,624,893	64,584	$5.48	$65,627	$2,690,520
Eric Singer	25,000	$6.46	$1,000	—	—	—	$1,000
Patrick Verderico	46,000	$4.58	$88,350	—	—	—	$88,350
EXECUTIVE OFFICERS
David K. Raun	351,457	$4.12	$836,811	335,419	$5.08	$474,789	1,311,600
Arthur O. Whipple	242,708	$3.78	$659,101	142,292	$5.02	$211,299	870,400
Gene Schaeffer	261,249	$3.47	$791,489	158,751	$5.16	$213,461	1,004,950
Michael Grubisich	272,437	$4.39	$574,470	146,563	$5.05	$212,080	786,550
Vijay Meduri	284,437	$4.48	$574,470	161,563	$5.14	$220,480	794,950

TOTALS FOR DIRECTORS AND EXECUTIVE OFFICERS	2,364,705		$6,329,284	1,009,170		$1,397,736	$7,727,020

(1)
The amounts in this column reflect the difference between the Offer Price and the weighted average exercise price of the cancelled Company Options held by the individual that are eligible for a "cash-out" payment at the Effective Time, and may not equal the amount of the cash payment that will actually be paid to the individual as of the Effective Time. These cash amounts do not reflect any taxes payable by the Company Option holders.

(2)
The amounts in this column reflect the difference between the Offer Price and the weighted average exercise price of the cancelled unvested Company Options held by the individual that are eligible for a "cash-out" payment that is payable in 2015, subject to the individual's continuous employment through such date, and may not equal the amount of the cash payment that will actually be payable to the individual as of such time. These cash amounts do not reflect any taxes payable by the Company Option holders.

Description of Employment, Severance and Retention Arrangements with PLX Executive Officers

        The PLX executive officers do not have employment agreements, and serve at the will of the PLX Board of Directors.

PLX Severance Plan

        On June 22, 2014, the Compensation Committee of the PLX Board of Directors approved the amended and restated PLX Severance Plan for Executive Management (the "PLX Severance Plan"), which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2), and approved entering into Executive Officer Retention Agreements (the "Retention Agreements") with each of David K. Raun, Arthur O. Whipple, Gene Schaeffer, Vijay Meduri and Michael Grubisich (collectively, the "Executive Officers"), and Larry Chisvin, copies of which are filed as Exhibits (e)(3) through (e)(8) and incorporated herein by reference. Upon consummation of the transactions contemplated by the Merger Agreement, the PLX Severance Plan will be an obligation binding on the successor to PLX following the Merger. The PLX Severance Plan and the Retention Agreements are intended to secure the continued services, dedication, and objectivity of the executive officers and Mr. Chisvin without concern as to whether they might be hindered or distracted by personal uncertainties and risks in connection with a change of control of PLX (including the Merger).

        Benefits are payable to the Executive Officers and Mr. Chisvin under the PLX Severance Plan under "double trigger" conditions if (1) there is a change in control of PLX and (2) within one (1) year after the change in control (plus any applicable cure period) (the "Termination Period"), the participant's employment is terminated (a) by the participant's employer other than for Cause, or (b) by the participant for Good Reason, as these various terms are defined in the PLX Severance Plan (a "Qualifying Termination"). Consummation of the Offer and the Merger will be a change in control under the PLX Severance Plan. The benefits so payable consist of the following (in addition to amounts accrued but unpaid at the time of termination and payable by law or pursuant to applicable documents):

  •
  a single lump sum payment equal to (a) 100% of each participant's annual base salary (150% for the chief executive officer), plus (b) an amount equal to the prorated portion of each participant's target bonus for the annual performance period then in effect;

  •
  twelve (12) months of COBRA premiums for the participant (and, if applicable, the participant's dependents) for medical, dental, and vision benefits (eighteen (18) months for the chief executive officer); and

  •
  100% accelerated vesting of PLX equity awards that are assumed or substituted in connection with the change in control.

        The foregoing amounts are reduced by any other severance payments the Executive Officers or Mr. Chisvin are entitled to receive.

        Among other definitions, the PLX Severance Plan includes the following definitions:

  •
  The "Company" means PLX Technology Inc., a Delaware corporation, and any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by operation of law, or otherwise.

  •
  "Cause" means (1) the willful and deliberate failure by a participant to perform his or her duties and responsibilities (other than as a result of incapacity due to physical or mental illness) which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such failure, (2) willful misconduct by a participant which is demonstrably and materially injurious to the business or reputation of the Company, or (3) a participant's conviction of, or plea of guilty or nolo contendere to, a felony or other crime involving moral turpitude. The Company must notify such participant that it believes Cause has occurred within ninety (90) days of its knowledge of the event or condition constituting Cause or such event or condition shall not constitute Cause hereunder.

  •
  "Effective Date" means the date on which the change of control is consummated.

  •
  "Good Reason" means the occurrence of any of the following which occurs during the Termination Period without the participant's express written consent: (i) a material reduction of a participant's duties or responsibilities, relative to the participant's duties or responsibilities as in effect immediately prior to such reduction, or the assignment to a participant of such materially reduced duties or responsibilities; provided, that (x) changes solely to a participant's title, level, and reporting relationships (including, but not limited to, the number of the participants' direct or indirect reports), or (y) the assignment of a participant to a position with substantially equivalent duties and responsibilities, shall not, in either case, in and of itself, constitute a material reduction in a participant's duties or responsibilities; (ii) a material decrease in the participant's base salary; or (iii) the relocation of the participant's principal location of work to a location that is in excess of 35 miles from such location immediately prior to the Effective Date.

    •
    A participant's qualifying termination shall not be considered to be for Good Reason unless (A) within ninety (90) days after the initial existence of the applicable event or condition that is purported to give rise to a basis for termination for Good Reason, the participant provides written notice of the existence of such event or condition to the Company, (B) such event or condition is not cured within thirty (30) days after the date of the written notice from the participant to the Company, and (C) the participant terminates employment no later than thirty (30) days after the expiration of the applicable cure period.

        The lump sum cash and COBRA premium severance benefits are subject to delivery of an effective release by the participant and are subject to withholding and other potential requirements of applicable income tax law. Participants are not entitled to any tax "gross up" in respect of excise taxes, if any, that might arise under the "golden parachute" sections of the federal income tax law (Section 280G of the Internal Revenue Code of 1986, as amended), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

Retention Agreements

        Under the terms of the Merger Agreement, the Option Payments attributable to any unvested Company Options held by an Executive Officer or Mr. Chisvin shall be paid out only in accordance with the terms of the Retention Agreements as described below.

        The Retention Agreements for each of Messrs. Raun, Whipple, Schaeffer, Grubisich and Chisvin provide that such individual will only be paid the related Option Payments for each unvested Company Option held by them as of immediately prior to the effective time of the Merger on the earliest to occur of (A) January 2, 2015 (the first anniversary of the Closing for Mr. Raun) (in each case, subject to continued employment) or (B) the date such individual's employment is terminated without Cause, for Good Reason or by reason of death or permanent disability. The Retention Agreement for Mr. Meduri provides that he will be paid the related Option Payments for each unvested Company Option held by him as of immediately prior to the effective time of the Merger, as follows: fifty percent (50%) of the total Option Payments on the first anniversary of the Closing and fifty percent (50%) of the total Option Payments on the second anniversary of the Closing (subject to continued employment); provided, that if Mr. Meduri's employment is terminated without Cause, for Good Reason or by reason of death or permanent disability, all then unpaid Option Payments will be paid at such time.

        The definitions of "Cause" and "Good Reason" in all of the Retention Agreements generally have the same meanings as provided in the Severance Plan.

        The Retention Agreements also provide for retention bonuses in the event the Executive Officers or Mr. Chisvin remain employed as of January 2, 2015 (the first anniversary of the Closing for Mr. Raun and the first and second anniversaries for Mr. Meduri) equal to (a) the sum of (i) 100% of the individual's base salary (150% for Mr. Raun), plus (ii) the individual's target bonus under the variable compensation plan in effect on the date of the Retention Agreement and, only with respect to Messrs. Whipple, Schaeffer, Grubisich and Chisvin, minus (b) the amount, if any, previously paid to such individual in respect of the PLX 2014 variable compensation plan; provided, that the retention bonus for Mr. Meduri will be equal to the sum of (i) 100% of Mr. Meduri's base salary plus (ii) Mr. Meduri's target bonus under the variable compensation plan then in effect, and will be paid as to fifty percent (50%) of such amount on the first anniversary of the Closing, and as to fifty percent (50%) on the second anniversary of the Closing, subject to continued employment through such dates. The payment of the retention bonuses will also be triggered in the event that any of the Executive

Officers is terminated by PLX (or its successor) other than for Cause or by such individual for Good Reason prior to the applicable payment date. The payment of the retention bonuses is subject to delivery of an effective release by the applicable individual.

        Any amounts received by an Executive Officer or Mr. Chisvin under the Retention Agreements are in lieu of the right to receive the lump sum cash payment of base salary and bonus and equity award vesting acceleration benefits of the PLX Severance Plan.

        The following table shows the hypothetical amounts of cash severance payments and benefits and the value of accelerated vesting of Company Options for each of the Executive Officers under the PLX Severance Plan and the Retention Agreements, assuming that the Merger was completed on August 19, 2014 (but based on Company Options that have been granted and that are outstanding as of July 3, 2014), and that each Executive Officer's employment was terminated by PLX without Cause or by the Executive Officer for Good Reason immediately after the Merger.

Name	Hypothetical Cash Retention Bonus Payment Payable as Severance($)(1)	Hypothetical Value of Benefits ($)(2)	Hypothetical "Cash-Out" Value of Accelerated Options cancelled in the Merger ($)(3)	Total Hypothetical Severance Benefits ($)
David K. Raun	$901,250	$35,760	$474,789	$1,411,799
Arthur O. Whipple	$520,817	$16,666	$211,299	$748,782
Gene Schaeffer	$472,593	—	$213,461	$686,054
Michael Grubisich	$427,552	$23,840	$212,080	$663,471
Vijay Meduri	$450,304	$23,840	$220,480	$694,624

Totals	$2,772,516	$105,269	$1,332,109	$4,204,730

(1)
These amounts quantify the retention bonus payable to the listed individuals under the Retention Agreements in the event of the Executive Officer's termination by PLX (or its successor) for any reason other than for Cause or by the Executive Officer for Good Reason prior to January 2, 2015, subject to the terms and conditions of the Severance Plan.

(2)
These amounts quantify twelve (12) months of premiums of the listed individual's medical, dental, and vision benefits (eighteen (18) months for the chief executive officer).

(3)
These amounts quantify the hypothetical "cash-out" payment with respect to cancelled unvested Company Options held by the individual as of the Effective Time that accelerates under the terms of the Retention Agreement upon a qualifying employment termination, calculated based on the weighted average exercise price of the Company Options subtracted from the Offer Price, not the amount of the cash payment that would actually become payable to the individual. The amounts in this column do not reflect any taxes payable by the listed individuals.

Director Compensation

        PLX currently provides cash compensation for its non-employee directors as follows: (i) all members of the PLX Board of Directors receive a quarterly retainer of $8,500, (ii) the chairman of the PLX Board of Directors receives an additional quarterly retainer of $4,500, (iii) the chairman of the Audit Committee receives an additional quarterly retainer of $2,500, (iv) the chairman of the Compensation Committee receives an additional quarterly retainer of $1,500, (v) the chairman of the Nominating Committee receives an additional quarterly retainer of $1,000, (vi) members of the Audit Committee, including the chairman, receive an additional quarterly retainer of $2,000, (vii) members of the Compensation Committee, including the chairman, receive an additional quarterly retainer of

$1,000 and (viii) members of the Nominating Committee, including the chairman, receive an additional quarterly retainer of $500.

        Pursuant to the PLX 2008 Equity Incentive Plan, each non-employee director receives a nonqualified stock option grant of 25,000 Shares upon his or her initial election to the PLX Board of Directors. On the date of each annual Stockholders meeting, each incumbent non-employee director who has served on the PLX Board of Directors for at least eleven (11) months will automatically be granted a nonqualified stock option to purchase 12,000 Shares. All options automatically granted to non-employee directors have an exercise price equal to 100% of the fair market value on the date of grant, and are fully vested and immediately exercisable.

Director and Officer Indemnification and Insurance

        All existing rights provided in the Company's Amended and Restated Certificate of Incorporation, as amended, the Company's Amended and Restated Bylaws or under any indemnification or employment agreement or similar contract currently in effect in favor of past and current directors and officers of PLX to exculpation, indemnification and limitation of liabilities for acts or omissions occurring at or prior to the Effective Time in their capacity as a director or officer, whether asserted or claimed, prior to or at the Effective Time will continue after the Merger. In addition, for a period of six (6) years after the Effective Time, Parent has agreed that the organizational documents of the Surviving Corporation will provide the directors and officers of PLX with no less favorable rights with respect to indemnification, exculpation, and advancement of expenses to the directors and officers of PLX for periods at or prior to the Effective Time than as are currently set forth in PLX's organizational documents. For six (6) years from and after the Effective Time, Parent has agreed that the Surviving Corporation will maintain for the benefit of the PLX's directors and officers, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than PLX's existing policy. If such a policy is not available, the Surviving Corporation is required to provide the best available coverage. However, the Surviving Corporation will not be required to pay annual premiums in excess of 250% of the last annual premium paid by PLX prior to June 23, 2014 to obtain such insurance, provided, that the foregoing obligation to maintain such insurance policy may be satisfied by Parent purchasing a prepaid policy providing directors and officers with substantially equivalent coverage for the six (6) year period.

        PLX's Amended and Restated Certificate of Incorporation, as amended, provides that the personal liability of PLX's directors is eliminated to the fullest extent permitted by the applicable provisions of the General Corporation Law of the State of Delaware. The certificate provides further that PLX will, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify from and against any and all of the expenses, liabilities, or other matters referred to in or covered by Section 145. The indemnification so provided for will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

        The PLX bylaws further provide that each person who was or is a party, is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of PLX, or is or was serving at the request of PLX as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of such action, suit or proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by PLX to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits PLX to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any payments) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any such action, suit or proceeding. The PLX bylaws further provide that expenses incurred by an executive officer or director (acting in his capacity as such) in defending such an action will be paid by PLX in advance of the final disposition of such action, subject to certain limitations. Expenses incurred by other agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the PLX Board of Directors deems appropriate.

        PLX has entered into agreements with its directors and officers that require PLX to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of PLX or any of its affiliated enterprises, provided such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of PLX and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        PLX has obtained a policy of directors' and officers' liability insurance that insures PLX directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Beneficial Ownership Table

        The following table sets forth certain information with respect to the beneficial ownership of the Shares as of July 3, 2014 for (i) each person who is known by PLX to beneficially own more than 5% of the PLX Common Stock, (ii) each of the PLX directors, (iii) each of the named executive officers of PLX and (iv) all directors and executive officers as a group.

	Shares Beneficially Owned(1)
Beneficial Owner	Number		Percent(2)
5% or Greater Stockholders (other than directors and executive officers):
Potomac Capital Partners II, L.P. 825 Third Avenue, 33rd Floor New York, New York 10022	4,683,273	(3)	10.2%
GAMCO Investors, Inc One Corporate Center Rye, New York 10580-1435	3,878,115	(4)	8.4
Raging Capital Master Fund, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman KY 1-9007, Cayman Islands	3,241,590	(5)	7.1
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,690,991	(6)	5.9
Directors and Executive Officers:
Eric Singer	3,731,195	(7)	8.1%
Ralph Schmitt	19,406			*
Michael J. Salameh	338,126			*
David K. Raun	37,111			*
Vijay Meduri	28,626			*
Michael Grubisich	9,111			*
Arthur O. Whipple	35,311			*
Gene Schaeffer	13,177			*
Martin Colombatto	54,700			*
John H. Hart	—		—
Patrick Verderico	—		—
Stephen Domenik	—		—
All directors and executive officers as a group (12 persons):	4,266,763		9.3%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The indication herein that shares are beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares. The share amounts for executive officers in the table above include shares allocated to the accounts of such executive officers in

  PLX ESOP. Each PLX ESOP participant has the right to direct the PLX ESOP trustee to tender the shares allocated to his or her account on all matters on which holders of common stock are voting and, consequently, as to shares allocated to the account of an executive officer in the PLX ESOP, the executive officer may be deemed the beneficial owner of such shares. The share amounts do not include outstanding stock options held by PLX directors or executive officers that are exercisable within the next 60 days. For information regarding stock options held by each PLX director and executive officer, see the discussion under "Effect of Merger on Stock and Stock Options Held By PLX Directors and Executive Officers—Company Stock Options" in this Item 3.

(2)
Based on 45,962,937 shares of common stock issued and outstanding as of July 3, 2014.

(3)
Based on a Schedule 13D/A (Amendment No. 9) filed with the SEC on June 26, 2014, by the following persons who report that they may be deemed a group having beneficial ownership of an aggregate of 4,683,278 shares listed in the table above (with the individually reported numbers of shares and powers indicated in parentheses after each name): Potomac Capital Partners II, L.P. (3,421,712, shared voting and dispositive power), Potomac Capital Management II, L.L.C. (3,421,712, shared voting and dispositive power), Potomac Capital Partners III, L.P. (128,249, shared voting and dispositive power), Potomac Capital Management III, L.L.C. (128,249, shared voting and dispositive power), Potomac Capital Partners L.P. (952,083, shared voting and dispositive power), Potomac Capital Management, L.L.C. (952,083, shared voting and dispositive power), Paul J. Solit (4,502,044, shared voting and dispositive power), Eric Singer (181,234, sole voting and dispositive power; 3,549,961, shared voting and dispositive power).

(4)
Based on a Schedule 13D filed with the SEC on July 3, 2014, by the following persons who report that they may be deemed a group having beneficial ownership of an aggregate of 3,878,115 shares listed in the table above (with the individually reported numbers of shares and powers indicated in parentheses after each name): Gabelli Funds, LLC (1,623,213, sole voting and dispositive power), GAMCO Asset Management Inc. (566,500, sole voting and dispositive power),Teton Advisors, Inc. (400,00 shares—sole voting and dispositive power), and Gabelli Securities, Inc. (1,288,402 shares, sole voting and dispositive power). Mario J. Gabelli is deemed to have beneficial ownership of the Shares owned beneficially by each of the foregoing persons.

(5)
Based on a Schedule 13G/A filed with the SEC on February 14, 2014 by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company, Raging Capital Management, LLC, a Delaware limited liability company, and William C. Martin, each of whom reports shared voting and dispositive power over the shares listed above.

(6)
Based on a Schedule 13G/A filed with the SEC on January 30, 2014, BlackRock, Inc. reported sole voting power over 2,613,548 shares and sole dispositive power over 2,690,991 shares.

(7)
Includes 3,421,712 shares owned by Potomac Capital Partners II of which Mr. Singer is a co-managing member and 128,249 shares owned by Potomac Capital Partners III, of which Mr. Singer is a co-managing member.

(*)
Less than 1%.

  (d)(2) Arrangements between Parent (and the Purchaser) and PLX and PLX Affiliates

The Merger Agreement

        The Merger Agreement, a copy of which is filed as Exhibit (e)(1) and is incorporated herein by reference, governs the contractual rights among Parent, Purchaser and PLX in relation to the transaction. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser or PLX in PLX's public reports filed with the SEC.

        The summary of the material provisions of the Merger Agreement contained in the Offer in the Section titled "The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in the Section titled "Terms of the Offer" are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

        In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Purchaser or PLX. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent or Purchaser may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. Also, the assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including contractual standards of materiality or material adverse effect different from those generally applicable to stockholders and qualifications with respect to information set forth in confidential schedules. Accordingly, Stockholders and other interested parties should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Tender and Support Agreement

        Concurrently with entering into the Merger Agreement, Potomac Capital, the largest stockholder of PLX, certain senior members of the PLX management team requested by Avago and all of the directors of PLX entered into Tender and Support Agreements with Avago (the "Tender and Support Agreements") pursuant to which they agreed, among other things, to tender all of their Shares in the Offer, unless the Merger Agreement is terminated. In aggregate, such persons own approximately 14.7% of the outstanding shares of PLX. Discovery Group I, LLC, the then-second largest stockholder of PLX, has informed PLX that it supports the transaction. As of June 25, 2014, Discovery Group I, LLC no longer beneficially owned any Shares. The foregoing description of the Tender and Support Agreements is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are attached hereto as Exhibits (e)(9) and (e)(10) and are incorporated herein by reference.

Compensation Arrangements Offered by Parent to PLX Executive Officers

        For a period of twelve (12) months following the Merger, Parent has agreed to provide or cause to be provided to those PLX employees who continue to be employed by the Parent or Parent's subsidiaries following the Merger (i) annual base salary or base wages and short-term cash incentive compensation opportunities that are substantially comparable in the aggregate to the annual base salary or base wages and short-term cash incentive compensation opportunities provided to similarly situated employees of Parent or Parent subsidiaries, and (ii) benefits (including severance benefits) that are substantially comparable, in the aggregate, to such benefits provided to similarly situated employees of Parent or Parent subsidiaries. For purposes of vesting, eligibility to participate and levels of benefits under the employee benefit plans of Parent and Parent's subsidiaries in which employees become eligible to participate after the Merger (excluding benefit accrual under any defined benefit plan or vesting under any equity incentive plan), PLX employees will be credited for their years of service with PLX and PLX's subsidiaries prior to the Merger, to the extent such application would not result in a duplication of benefits. In addition, Parent will use commercially reasonable efforts to cause each continuing employee to be immediately eligible to participate in all new benefit plans, and for all pre-existing conditions to be waived, to the extent such conditions were waived under PLX's benefit plans.

        PLX currently expects that all of the PLX executive officers will continue to be employed by Parent or Parent's subsidiaries under terms described immediately above, provided that the base salary levels for PLX executive officers shall be not less than the base salaries currently in effect. None of the PLX non-employee directors will continue as directors or employees of Parent or Parent's affiliates.

Confidentiality Agreement, Including Employee Non-Solicitation Provision

        On May 30, 2014, PLX and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information regarding either PLX or Parent, or either of their subsidiaries or affiliates (the "Disclosing Party") furnished to the other party or its representatives (the "Recipient") in connection with a possible transaction involving Parent and PLX, together with any notes, analyses, compilations, studies or other documents or media prepared by the Recipient or its representatives to the extent they contain or reflect such information, would, for a period lasting until the earlier of (i) eighteen (18) months from the date of the Confidentiality Agreement or (ii) the execution of the Merger Agreement, be used by the Recipient and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Parent and PLX and be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of twelve (12) months from the date of the Confidentiality Agreement, subject to certain exceptions. The Confidentiality Agreement also contains a standstill provision which prohibits Parent from acquiring shares of PLX stock, soliciting proxies, making a tender offer or forming a "group" as defined in the Securities Act of 1934, without the consent of PLX until the earlier of two (2) months from the date of the Confidentiality Agreement, or the execution of the Merger Agreement. The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(12).

Exclusivity Agreement

        On June 2, 2014, PLX and Parent entered into an exclusivity agreement (the "Exclusivity Agreement"). Under the terms of the Exclusivity Agreement, PLX agreed to negotiate exclusively with Parent with respect to a possible negotiated transaction through and including 11:59 p.m. Pacific time on June 23, 2014 (the "Initial Exclusivity Period"), provided that such Initial Exclusivity Period would automatically be extended for an additional seven days if, as of the end of the Initial Exclusivity Period, both parties were working in good faith towards the execution of a definitive agreement with respect to such a transaction (such period, as extended, the "Exclusivity Period"). During the Exclusivity Period, PLX agreed that it would not, directly or indirectly, (i) solicit, initiate, or knowingly encourage any inquiries or proposals that would constitute, or would reasonably be expected to lead to, any transaction involving the acquisition of PLX, (ii) furnish or cause to be furnished to any third party with information concerning PLX in connection with or respect to an alternative proposal or any information about Parent's proposal or the terms of the Exclusivity Agreement (iii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to any transaction involving the acquisition of PLX or (iv) accept any proposal or offer from, or enter into any agreement with, any person or entity relating to any transaction involving the acquisition of PLX. PLX further agreed to notify Parent no later than twenty-four (24) hours after its receipt of any proposal, inquiry or offer with respect to any transaction involving the acquisition of PLX or any request for non-public information or for access to the properties, books or records of PLX by any person or entity considering a transaction involving the acquisition of PLX. The above summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(13).

Item 4.    The Solicitation or Recommendation.

  (a)(1) Solicitation/Recommendation

        At a meeting held on June 22, 2014, the PLX Board of Directors unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement and the performance of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Stockholders (including the unaffiliated Stockholders), (iv) recommended that the Stockholders accept the Offer and tender their Shares pursuant to the Offer, and (v) approved for all purposes the Merger Agreement and the transactions contemplated by the Merger Agreement to be, to the extent permitted by applicable law, exempt from any takeover or anti-takeover laws.

        Accordingly, for the reasons described in more detail below, the PLX Board of Directors unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair and in the best interests of PLX and the Stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

        A copy of the press release communicating the recommendation of the PLX Board of Directors is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

  (a)(2) Background of the Transaction

  2011 Avago Discussions

        On October 10, 2011, Mr. Ralph Schmitt, then PLX's chief executive officer, and Mr. Hock Tan, chief executive officer of Avago, met and discussed the semiconductor industry in general, as well as recent developments in the companies' respective businesses and strategic outlooks. During such meeting, they informally discussed potential areas where the companies could work together, as well as the possibility of a strategic transaction between the two companies.

        On October 31, 2011, Avago entered into a confidentiality agreement with PLX. Between November 2011 and early 2012, the parties had preliminary discussions regarding a potential acquisition of PLX by Avago. These discussions ceased in early 2012 without any offer being made.

  Balch Hill Partners

        On February 7, 2012, Balch Hill Partners, L.P. and certain affiliated parties (the "BH Parties") filed a Schedule 13D with the SEC, disclosing that the BH Parties believed PLX's management should seek a buyer for PLX. The BH Parties also disclosed on that date an ownership stake in PLX of approximately 9.7%.

        In mid-to-late February 2012, the PLX Board of Directors met several times to discuss the BH Parties' 13D filing and PLX's response to the BH Parties' requests. Members of PLX management met with representatives of the BH Parties.

  IDT Proposal and 2012 Avago Discussions

        On February 22, 2012, Mr. Schmitt met with representatives of Integrated Device Technology, Inc. ("IDT") regarding IDT's interest in acquiring PLX.

        On March 7, 2012, PLX received a letter from the BH Parties nominating a slate of directors for election to the PLX Board of Directors at PLX's next annual meeting of stockholders.

        In March 2012, the PLX Board of Directors met several times to discuss the BH Parties director nominations and the potential for a proxy contest. During this time, the PLX Board of Directors directed Mr. Schmitt to consult with certain financial advisors, who PLX was considering engaging, including Deutsche Bank Securities Inc. ("Deutsche Bank"), to get a third-party expert view of the long-term value of PLX and to discuss strategic alternatives for PLX (including pursuing a sale of PLX). Also in March 2012, PLX had several telephone conversations and meetings with IDT regarding a potential acquisition of PLX by IDT.

        On March 25, 2012, IDT submitted a written proposal for the acquisition of PLX by IDT.

        On March 27, 2012, the PLX Board of Directors and its advisors met by telephone to discuss IDT's written acquisition proposal sent on March 25, 2012. The PLX Board of Directors formally retained Deutsche Bank to assist with the BH Parties proxy contest, the potential transaction with IDT and a review and consideration of other strategic alternatives, including the potential sale of PLX to another party. Deutsche Bank was chosen based upon its familiarity with PLX and the semiconductor industry, its experience with activist investors, and its qualifications, expertise, reputation and experience in advising on acquisition transactions. At this time, the PLX Board of Directors was generally aware that Deutsche Bank had business relationships with a number of companies in the semiconductor industry which might be potential acquirers of PLX, including Avago.

        Between late March 2012 and April 2012, the management of PLX and the management of IDT and their respective financial advisors and outside counsel met numerous times to discuss the proposed acquisition of PLX by IDT and to negotiate the terms and provisions of the merger agreement and ancillary documents regarding such acquisition. The PLX Board of Directors met numerous times by telephone and in person, including with PLX's outside counsel and financial advisor, to discuss the proposed combination transaction with IDT.

        On April 30, 2012, IDT and PLX entered into a merger agreement, pursuant to which IDT agreed to acquire all of PLX's outstanding common stock pursuant to an exchange offer (the "IDT Exchange Offer") and merger (the "IDT Merger") through which PLX common stockholders would receive consideration, per share of common stock, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of IDT. At the same time, IDT and certain PLX stockholders entered into a tender and support agreement.

        Pursuant to the "go-shop" provisions of the IDT merger agreement, during the period from April 30, 2012 through May 30, 2012 (the "Go-Shop Period"), PLX and its representatives were permitted to actively solicit alternative acquisition proposals to the IDT Merger.

        Beginning in early May 2012, Deutsche Bank, acting on the instructions of the PLX Board of Directors, contacted thirty-seven potential bidders, including Avago, to determine their level of interest in exploring an acquisition of PLX during the Go-Shop Period (the "2012 Go-Shop Process"). During the 2012 Go-Shop Process, PLX entered into non-disclosure agreements with three parties (which did not include Avago, as PLX and Avago already were parties to a binding non-disclosure agreement), which expressed an affirmative interest in further discussing a potential transaction with PLX. PLX gave management presentations about PLX's business to the same three parties.

        In early May 2012, representatives of PLX and Avago had several discussions regarding the process for a potential acquisition of PLX by Avago. At this time, the PLX Board of Directors and Deutsche Bank discussed Deutsche Bank's business relationship with Avago, as more fully described in

"Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors—Opinion of the Financial Advisor to the PLX Board of Directors". Avago did not submit a proposal at this time. On May 28, 2012, PLX and Deutsche Bank again contacted Avago to invite Avago to submit a competing proposal. On May 30, 2012, Avago submitted a preliminary, non-binding indication of interest proposing to acquire all of the outstanding common stock of PLX for $5.75 per share, all cash, subject to certain assumptions and conditions ("Avago's Go-Shop Proposal").

        After reviewing Avago's Go-Shop Proposal and consulting with its financial and legal advisors, the PLX Board of Directors determined that the proposed price per share in Avago's Go-Shop Proposal was insufficient, such that the PLX Board of Directors could not determine that Avago's Go-Shop Proposal would reasonably be expected to lead to a "superior proposal" under the IDT merger agreement.

        No party in the 2012 Go-Shop Process submitted an inquiry or proposal that constituted a "competing proposal" under the IDT merger agreement and, therefore, the Go-Shop Period terminated on May 30, 2012, without extension.

        Under the IDT Merger, the parties were required to comply with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"). On July 6, 2012, IDT and PLX each received a request for additional information (the "Second Request") from the Federal Trade Commission (the "FTC"). This Second Request extended the waiting period applicable to the IDT Exchange Offer until the thirtieth day after both IDT and PLX substantially complied with the Second Request, as specified by the HSR Act and its implementing rules.

        On each of July 12, 2012, August 9, 2012, September 5, 2012, October 3, 2012, November 9, 2012 and December 7, 2012, IDT and PLX extended the IDT Exchange Offer in order to have additional time to respond to the Second Request and for discussions with the FTC seeking clearance for the IDT Exchange Offer and the IDT Merger.

        On July 13, 2012 and again on October 23, 2012, Barclays Capital Inc. ("Barclays"), on Avago's behalf, contacted Deutsche Bank to inquire whether PLX's receipt of the Second Request presented any opportunity for Avago to make a revised proposal. Each time, Deutsche Bank informed PLX of such inquiry, and after consultation with PLX's outside counsel, Deutsche Bank responded to Avago that, under the terms of the IDT merger agreement, neither PLX nor its representatives were permitted to speak to Avago absent a "competing proposal" that constituted, or would be reasonably expected to lead to, a "superior proposal".

        Also on October 23, 2012, the BH Parties notified PLX that the BH Parties had withdrawn their previous proposal to nominate directors at the 2012 PLX annual meeting of stockholders and would not be soliciting proxies at the meeting.

        On December 18, 2012, the FTC issued an administrative complaint seeking to block the IDT Exchange Offer and the IDT Merger and indicated its intention to pursue a preliminary injunction in federal district court or other relief necessary to halt the IDT Exchange Offer and the IDT Merger pending a full administrative trial.

        On December 19, 2012, the PLX Board of Directors met and discussed the FTC's determination to block the IDT Exchange Offer and the IDT Merger and IDT's communication to PLX that it desired to terminate the IDT merger agreement. In the absence of a clear path for the parties to complete the proposed transaction, PLX and IDT mutually agreed to terminate the IDT merger agreement that same day and IDT then withdrew the IDT Exchange Offer.

  Potomac Capital Partners

        On January 25, 2013, individuals and entities affiliated with Potomac Capital Partners II, L.P. (collectively, "Potomac Capital") filed a Schedule 13D with the SEC, disclosing a letter sent to the PLX Board of Directors that day recommending that the PLX Board of Directors and management retain financial advisors and pursue a review of strategic alternatives for PLX. Potomac Capital also disclosed an ownership stake in PLX of approximately 5.1%.

        On the same day, and again on February 1, 2013, the PLX Board of Directors discussed Potomac Capital's Schedule 13D filing and PLX's response thereto.

        Also on February 1, 2013, Mr. Tan called Mr. James Guzy, then-chairman of the PLX Board of Directors, and expressed Avago's interest in a potential acquisition of PLX.

        On February 4, 2013, Mr. Guzy sent a letter to Mr. Eric Singer of Potomac Capital, acknowledging receipt of Potomac Capital's letter and agreeing to arrange a meeting between PLX's management and Potomac Capital.

        On February 13, 2013, Potomac Capital sent a follow-up letter to the PLX Board of Directors expressing disappointment in PLX's response to Potomac Capital's January 25, 2013 letter.

        On February 25, 2013, representatives of Avago and PLX met to discuss a potential acquisition of PLX by Avago.

        On February 26, 2013, representatives of PLX met with Mr. Singer of Potomac Capital regarding the February 13, 2013 letter from Potomac Capital.

  2013 Avago Discussions

        On February 26, 2013, Avago submitted a revised, non-binding indication of interest proposing to acquire PLX for consideration of $6.00 in cash per share of outstanding common stock, subject to certain assumptions and conditions.

        On February 27, 2013, the PLX Board of Directors discussed the proposal from Avago. Deutsche Bank reviewed with the PLX Board of Directors unsolicited inquiries that PLX and Deutsche Bank had received in the preceding months regarding a potential acquisition of PLX, including from Avago and from Company 1. The PLX Board of Directors directed Mr. David Raun, PLX's chief executive officer, to pursue discussions with Avago regarding an improved proposal that would be more consistent with PLX's value, considering PLX's growth prospects, improved business plan and market position.

        From February 28 through early April 2013, a series of discussions took place between Avago, PLX and their respective advisors, including Barclays (financial advisor to Avago) and Deutsche Bank, regarding Avago's February 26 non-binding proposal to acquire PLX. During this period, the PLX Board of Directors met several times and addressed the status of discussions with Avago, reviewed other companies which might be potential acquirers of PLX and sought the advice and guidance of Deutsche Bank and Baker & McKenzie LLP, PLX's outside counsel.

        On March 6, 2013, Potomac Capital sent a letter to PLX nominating a slate of five directors for election at PLX's 2013 annual meeting of stockholders and filed an amended Schedule 13D disclosing such nominations and an approximately 5.3% ownership stake in PLX.

        On April 9, 2013 and April 19, 2013, Potomac Capital filed further amendments to its Schedule 13D, disclosing ownership stakes in PLX of approximately 6.4% and 7.0%.

        On April 11, 2013, PLX and Avago executed an amended non-disclosure agreement which included a four-month standstill provision.

        On April 18, 2013, representatives of Avago and PLX held an in-person meeting in San Jose, California to discuss PLX's operational performance, technology roadmap and the potential synergies that might be obtained from the proposed acquisition of PLX by Avago. Additional information was requested by Avago and provided by PLX in the weeks following this meeting.

        On April 23, 2013, representatives of Avago notified PLX that Avago remained interested in a potential acquisition of PLX, but was not prepared to offer more than $6.00 in cash per share.

        In late April 2013, the PLX Board of Directors met several times to discuss Avago's proposal and PLX's response thereto. On April 29, 2013, PLX sent a letter to Avago, noting recent improvements in PLX's prospects and results and requesting that Avago submit a best and final proposal on price (the "Response Letter").

        In late April and early May 2013, PLX and Avago and their respective advisors had several discussions regarding Avago's proposal and the Response Letter and the PLX Board of Directors met to discuss the status of these discussions. PLX continued to convey the PLX Board of Directors' belief that Avago's proposal did not fairly value PLX given its improved outlook.

        From May to mid-August 2013, Avago, PLX and their respective advisors continued to discuss and negotiate Avago's proposal to acquire PLX. Avago continued its preliminary due diligence of PLX but did not revise its offer price of $6.00 in cash per share of common stock during this time.

        On June 17, 2013 and June 27, 2013, Potomac Capital filed further amendments to its Schedule 13D, disclosing ownership stakes in PLX of approximately 8.2% and 9.4%. Also on June 27, 2013, Potomac delivered a letter to PLX demanding to inspect the PLX's books and records. The stated purpose of the demand letter was to ascertain whether the PLX Board of Directors had violated their fiduciary duties to stockholders by failing to pursue strategic alternatives to the merger with IDT, as well as to assess the qualifications and competency of certain board members.

        On July 5, 2013, counsel for PLX sent a letter to Potomac, rejecting Potomac's books and records demand on the grounds that it failed to comply with the legal requirements for inspection of PLX's books and records.

        On August 1, 2013, representatives of PLX spoke with representatives of Avago, who indicated that Avago remained interested in a potential acquisition of PLX by Avago. The parties discussed the Potomac Capital disclosures and the impact of Potomac Capital's actions on PLX's stock price, and representatives of Avago indicated that a recent increase in PLX's stock price, which had traded up from $4.75 to $5.48 per share in the previous month, might make an acquisition more difficult at that time.

  2013 Sales Process

        On August 6, 2013, the PLX Board of Directors discussed various strategic alternatives for PLX, including whether to pursue a formal sales process for PLX, as well as strategies to deliver value to PLX stockholders through continued operation as an independent public company. The PLX Board of Directors further discussed the recent actions and disclosures of Potomac Capital. The PLX Board of Directors determined to continue consideration of strategies to maximize stockholder value.

        On August 15, 2013, the PLX Board of Directors met by telephone and discussed whether PLX should pursue an affirmative process for a possible sale of PLX. Seven of the eight PLX directors voted in favor of pursuing such a strategic initiative, with Mr. Guzy abstaining. The PLX Board of Directors, again with Mr. Guzy abstaining, voted in favor of creating a Special Committee of the Board of Directors (the "Special Committee") to select advisors and conduct an affirmative process to consider the sale of PLX. The Special Committee was formed to be a smaller, more efficient working group and was specifically mandated to (i) solicit and evaluate strategic alternatives available to PLX for maximizing stockholder value, (ii) evaluate and make recommendations to the PLX Board of Directors with respect to any strategic alternatives, solicited or unsolicited, that may be proposed by parties interested in entering into strategic transactions with PLX, (iii) take all necessary action, as the Special Committee shall determine necessary, with respect to any proxy contest or other activist campaign and (iv) report all conclusions and recommendations to the PLX Board of Directors for its information and authorization of any binding action.

        On August 17, 2013, the PLX Board of Directors unanimously approved proposed resolutions and a proposed charter for the Special Committee and appointed Alston & Bird LLP as outside counsel to the Special Committee.

        On August 21, 2013, the Special Committee met with Deutsche Bank to discuss PLX's strategic alternatives and an affirmative process to solicit potential bidders. Deutsche Bank had been retained as PLX's financial advisor in connection with the IDT transaction and had continued to advise the PLX Board of Directors in connection with subsequent indications of interest in PLX. Deutsche Bank also had a business relationship with Avago, of which the PLX Board of Directors was aware, as more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors—Opinion of the Financial Advisor to the PLX Board of Directors".

        On August 22, 2013, the Special Committee instructed Deutsche Bank to assist with its review of strategic alternatives. In determining to continue to work with Deutsche Bank, the Special Committee considered several factors, including, among others, the possible retention of alternative financial advisors and Deutsche Bank's prior work with PLX.

        In late August 2013 and early September 2013, the Special Committee met several times with its outside counsel and financial advisors to discuss the solicitation of potential bidders for PLX and the process for management presentations and due diligence for potential bidders. At the direction of the Special Committee, fifteen potential buyers which were determined to be most likely to make a proposal to acquire PLX were contacted. As part of this process, eight potential bidders, in addition to Avago, entered into non-disclosure agreements, which included standstill provisions, and each of these bidders participated in meetings with PLX management (the "Fall 2013 Market Check").

        On September 6, 2013, Avago and PLX entered into an amendment to their non-disclosure agreement, extending the standstill provision for a period of four months.

        Between September 11, 2013 and September 23, 2013, representatives of PLX held various meetings with representatives of Company 1, Company 2, Company 3, Company 4 (LSI Corporation, which was subsequently acquired by Avago), Company 5, Company 6, Company 7 and Company 8 and gave each a detailed presentation regarding PLX's markets, customers, products, product pipeline and employees, as well as PLX's revenue and profit projections.

        On September 23, 2013, PLX sent a letter to Avago requesting that Avago submit a revised proposal on or before October 1, 2013. Avago did not submit a revised proposal at that time.

        On September 25, 2013, Deutsche Bank updated the Special Committee on the status of the Fall 2013 Market Check and noted that a number of the parties expressed the view that PLX's stock price, which had traded in a range from $5.41 to $6.03 per share in the previous three weeks, already reflected a significant acquisition premium, likely as a result of the actions of Potomac Capital.

        On October 1, 2013, Company 1 delivered to PLX a written indication of interest regarding an acquisition of PLX with a price per share in the $6.50 to $7.50 range, which Company 1 stated was preliminary, non-binding and subject to further due diligence. None of the other eight companies, including Avago, with whom PLX had been in discussions submitted a written indication of interest.

        On October 3, 2013, Deutsche Bank provided the Special Committee with an update on the Fall 2013 Market Check, noting that only Company 1 had provided a written indication of interest. Deutsche Bank reported that several parties had stated that the PLX stock price reflected a takeover premium and that PLX was already fully valued at the then-current trading price of $5.92 per share

(the closing price per share on October 3, 2013). The Special Committee discussed whether to expand the market check to include financial buyers but, after consultation with its advisors, the Special Committee determined that PLX would not be an attractive target for financial buyers. After consultation with its legal and financial advisors and taking into account, among other things, that Company 1's view on valuation of PLX remained unclear, the Special Committee determined that Company 1 would be permitted to continue with its due diligence, but would not be given exclusivity.

        During October 2013, Company 1 performed additional due diligence on PLX and Deutsche Bank sent Company 1 a final bid process letter. The Special Committee met several times with its legal and financial advisors to discuss the status of Company 1's interest and the ongoing process with other potential bidders. During this period and in early November 2013, Deutsche Bank, members of the Special Committee and Mr. Raun continued to reach out to the other potential bidders which had participated in the management presentations.

        On November 6, 2013, Company 1 informed PLX and Deutsche Bank that it had decided not to submit a formal proposal to acquire PLX. None of the other seven parties to which PLX had given management presentations and with which PLX and Deutsche Bank had engaged in follow-up discussions submitted proposals.

        On November 7, 2013, the Special Committee discussed, among other things, Company 1's decision not to pursue an acquisition of PLX. After discussion, the Special Committee decided to recommend to the PLX Board of Directors to again pursue discussions with Avago because it had shown the most interest in an acquisition of PLX to date.

        On the same date, Potomac Capital amended its Schedule 13D, disclosing an ownership stake in PLX of approximately 10.0% and reducing from five to three its proposed slate of directors to be elected at PLX's 2013 annual meeting of stockholders.

        On November 14, 2013, representatives of Avago met with directors of PLX to discuss a potential transaction. Avago did not pursue an acquisition of PLX at that time.

  December 2013 Board Elections and Company Operating Plans

        At a meeting of the PLX Board of Directors on December 12, 2013, PLX management presented a proposed Annual Operating Plan for 2014. A notation to that plan stated, "Aggressive plan. Strongest growth since 2010 but team believes right objective." PLX management also presented a five-year plan covering the period 2014-2018 (the "December 2013 Plan").

        On December 13, 2013, the PLX Board of Directors discussed and approved the proposed Annual Operating Plan for 2014. As the December 2013 Plan was not part of the Annual Operating Plan for 2014, it was not formally approved by the PLX Board of Directors.

        On December 18, 2013, the PLX annual meeting of stockholders resulted in the election of three new members of PLX's Board of Directors from the slate proposed by Potomac Capital.

  2014 Sales Process

        On December 23, 2013, the PLX Board of Directors updated the new directors on PLX's consideration of strategic transactions over the preceding two years, including the 2012 Go-Shop Process and the Fall 2013 Market Check. Deutsche Bank also noted that the Fall 2013 Market Check had not resulted in any formal proposal to acquire PLX and that several prospective bidders had indicated that PLX's stock price already reflected a significant acquisition premium.

        On January 23, 2014, the PLX Board of Directors discussed the potential for a strategic transaction to deliver value to stockholders. At this time, the Special Committee was also reconstituted and Mr. Singer, who had been elected from the slate proposed by Potomac Capital, was designated as the chairman of the Special Committee. The PLX Board of Directors, in consultation with the Special

Committee, authorized representatives of PLX to re-approach certain potential acquirers to discuss the possibility of a transaction with PLX, including Avago (the "2014 Sales Process"). Following such authorization, a series of meetings took place between representatives of PLX and various potential bidders as part of the 2014 Sales Process:

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  Company 1: On February 4, 2014, a representative of PLX met with representatives of Company 1 to discuss Company 1's potential interest in acquiring PLX. Company 1 noted its continued interest but indicated concerns about price. Three days later, at the direction of the Special Committee, a representative of PLX contacted representatives of Company 1 to indicate that PLX might entertain a transaction that included Company 1 stock as consideration. In early March 2014, representatives of PLX met with representatives of Company 1, who expressed Company 1's continued interest in PLX, but also concerns about its ability to finance the transaction, including the potential need to incur debt to finance such a transaction.

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  Company 2: Between February 7, 2014 and April 17, 2014, a representative of PLX periodically met with representatives of Company 2 to discuss Company 2's interest in a transaction.

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  Company 3: On February 7, 2014, a representative of PLX called representatives of Company 3, who confirmed Company 3's continued interest in acquiring PLX but noted challenges with combining the two companies. On February 12, 2014, a representative of PLX met with representatives of Company 3 to discuss a potential combination and the potential challenges of such a combination. Further discussions took place in March and April, 2014, at which time representatives of Company 3 indicated that it was not prepared to proceed with a transaction at that time. In May 2014, representatives of PLX had further follow-up conversations with representatives of Company 3 but the parties had no further substantive discussions concerning a potential acquisition.

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  Company 9: On February 21, 2014, representatives of PLX met with representatives of Company 9, during which representatives of Company 9 indicated that it might be interested in a strategic relationship or transaction with PLX. During April and May, representatives of PLX met with representatives of Company 9 to discuss Company 9's potential interest in PLX. PLX and Company 9 agreed to continued discussions and the parties subsequently entered into a non-disclosure agreement. On May 5, 2014, representatives of PLX, including Mr. Raun, visited Company 9's headquarters and met with Company 9's management team, including its chief executive officer. Company 9 expressed continued interest in a potential acquisition of PLX and indicated an intent to get back to PLX in two to three weeks.

  2014 Avago Discussions

        In early May 2014, Barclays, on behalf of Avago, spoke with representatives of Deutsche Bank regarding a potential renewed offer by Avago.

        On May 9, 2014, representatives of PLX and Deutsche Bank met to discuss the status of discussions with potential acquirers, including Avago, Company 1, Company 3 and Company 9. Deutsche Bank noted that it had been contacted by Barclays, financial advisor to Avago, which had acquired LSI Corporation, and informed that Avago had renewed interest in PLX. LSI Corporation had previously conducted due diligence on PLX in connection with the Fall 2013 Market Check.

        On May 15, 2014, Deutsche Bank confirmed to Barclays that PLX was open to considering a renewed offer by Avago.

        On May 17, 2014, the Special Committee discussed, among other things, Avago's renewed interest in a potential transaction and the status of recent discussions with other potential acquirers. The Special Committee also discussed the prior market checks and other indications of interest PLX had received from time to time. The Special Committee authorized PLX management to provide Avago with a management update and directed Mr. Singer to meet with Avago. The Special Committee also authorized Deutsche Bank to approach and discuss the possibility of a transaction with three other potential acquirers which, based on their perceived interest in PLX, were determined to be the most likely to make a proposal to acquire PLX (the "2014 Market Check").

        On May 19, 2014, representatives of Avago contacted PLX to directly communicate Avago's interest in renewing its offer to acquire PLX. A follow-up meeting was held on May 21, 2014, at which representatives of PLX provided Avago an update on PLX's business. Also on May 21, 2014, Mr. Singer met with Mr. Thomas Krause of Avago to discuss Avago's potential offer to acquire PLX. Mr. Krause and Mr. Singer discussed general terms for a potential acquisition of PLX by Avago. Mr. Krause noted that Avago believed that the then-current PLX stock price already included a premium as a result of Potomac Capital's actions. Following the meeting, the Special Committee discussed Avago's interest.

        On May 22, 2014, Avago sent a non-binding letter of interest to the PLX Board of Directors proposing to acquire PLX at a price of $6.25 per share. The letter stated Avago's willingness to enter into a merger agreement with PLX on substantially the same terms as the IDT merger agreement, with changes to reflect an all-cash transaction and the deletion of the "go-shop" provision in the IDT merger agreement.

        On May 22, 2014, the Special Committee discussed the retention of Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury") as special counsel to the Special Committee.

        Later on May 22, 2014, the Special Committee and Deutsche Bank discussed the proposal from Avago and what further steps should be taken to be able to respond to the proposal. The Special Committee also discussed PLX valuation issues and directed Deutsche Bank to prepare a valuation assessment to present to the Special Committee.

        On May 23, 2014, the Special Committee met with Deutsche Bank, retained Pillsbury as special counsel to the Special Committee, and recommended that the PLX Board of Directors retain Pillsbury as PLX's lead counsel in the proposed transaction. Deutsche Bank then provided an update on market conditions and PLX valuation issues, and the Special Committee discussed the proposal from Avago of $6.25 per share. Deutsche Bank presented and discussed with the Special Committee certain valuation analyses, including, among other things, Deutsche Bank's view that the PLX share price was impacted by the takeover premium built into the share price following Potomac Capital's 13D filing in January 2013. Deutsche Bank and the Special Committee also discussed the market analysts' 2014 and 2015 projected estimates for PLX as compared against management's projections. The Special Committee directed Deutsche Bank to include both in future analyses and discussions.

        Deutsche Bank then gave a brief overview of the market checks conducted during the last two years and the status of the 2014 Market Check. Deutsche Bank noted that, of the three companies contacted in the 2014 Market Check, only one (Company 2) had indicated possible interest, but that Company 2 was concerned about price. The Special Committee also discussed other indications of interest received from time to time.

        After considering the analyses presented by Deutsche Bank, the prior market checks, the other indications of interest received by PLX from time to time and the sufficiency of the 2014 Market Check (noting in particular that the first two market checks had only resulted in an offer from Avago, and that the terminated IDT Merger had already put potential buyers on alert but only Avago made a proposal to acquire PLX), the Special Committee unanimously agreed to recommend to the PLX Board of Directors that PLX prepare a counter proposal at $6.75 per share and a strategy for responding to any further counter proposals from Avago.

        The Special Committee then directed Deutsche Bank to continue discussions with Company 2 regarding the possibility of a transaction with PLX, and to prepare a presentation of the market checks conducted since 2012. The Special Committee also requested the preparation of two discounted cash flow ("DCF") analyses, one based on the December 2013 Plan presented to Avago, and one based on updated revenue projections, reflecting management's current thinking about what would be a reasonable forecast (the "Preliminary Sensitivity Case", which is separate and distinct from the June 2014 Revised Plan referenced below).

        On May 24, 2014, on the recommendation of the Special Committee, the PLX Board of Directors approved appointing Pillsbury as lead counsel in the proposed transaction. Deutsche Bank provided an update on recent events, market conditions and valuation considerations. Deutsche Bank then reviewed the series of market checks conducted since the beginning of 2012, updated the PLX Board of Directors on its discussions with Avago and Barclays and discussed Avago's most recent $6.25 per share proposal.

        Deutsche Bank also described the 2014 Market Check and noted that two of the three potential bidders declined to pursue discussions with PLX and that, although Company 2 had expressed continued interest, it had not taken any further steps to pursue a transaction. The PLX Board of Directors directed Deutsche Bank to continue discussions with Company 2. The PLX Board of Directors then considered Avago's current proposal of $6.25 per share in light of Avago's recent acquisitions, Avago's ongoing interest in PLX and the value PLX could bring to Avago's business. The PLX Board of Directors further considered if there were other potential bidders for PLX. Deutsche Bank expressed its view that the 2014 Market Check had been thorough and noted that in 2012 Go-Shop Process and Fall 2013 Market Check, the only potential buyer that made a serious offer was Avago. The PLX Board of Directors then discussed the potential value of PLX as a stand-alone entity, taking into account PLX's product lines and potential growth.

        Deutsche Bank then presented its valuation analyses, discussing, among other things, its view that the PLX share price was impacted by a takeover premium built into the share price, and including two DCF analyses based on the December 2013 Plan and the Preliminary Sensitivity Case. The PLX Board of Directors discussed with Deutsche Bank the differences between PLX's and market analysts' projected estimates. The PLX Board of Directors also discussed the premiums a transaction price of $6.25 per share and $6.75 per share represented without any impact of the market's expectation as to a strategic transaction (the "Unaffected Share Price"). The PLX Board of Directors then further considered the relative advantages and disadvantages of continuing as a stand-alone company rather than selling in this price range. The PLX Board of Directors directed PLX management to prepare an updated five-year plan.

        Members of the Special Committee then updated the PLX Board of Directors on the recommendation of the Special Committee that PLX reply to the offer from Avago of $6.25 per share with a counter offer of $6.75 per share and shared with the PLX Board of Directors a strategy for responding to any further counter proposal from Avago. The PLX Board of Directors also considered whether the continued operation of PLX as a stand-alone company would be in the best interests of the PLX stockholders. After consideration of the valuation analyses prepared by Deutsche Bank, the prior market checks and the Special Committee's recommendation, the PLX Board of Directors unanimously agreed to move forward with the recommendation, including the suggested strategy, and to negotiate the terms of an exclusivity agreement with Avago. On the same day, pursuant to the authorization by the PLX Board of Directors, Mr. Raun sent Avago a counter proposal for Avago to acquire PLX for $6.75 per share.

        On May 27, 2014, Deutsche Bank informed the Special Committee that Avago had indicated a willingness to increase its offer to $6.50 per share. Deutsche Bank also noted that Avago proposed to commence an in-depth due diligence process on June 1, 2014 and requested a 30-day exclusivity period to begin at the same time. After lengthy discussion, the Special Committee authorized Mr. Singer to inform Avago that PLX was willing to proceed, on the basis of a $6.50 per share price, with due diligence and exclusive negotiations with Avago on a definitive agreement and additional terms of a transaction. The Special Committee instructed Deutsche Bank to continue discussions with Company 2 prior to the commencement of the proposed exclusivity period. Deutsche Bank and PLX management subsequently contacted Company 2 but Company 2 did not re-engage with PLX, citing scheduling difficulties.

        On May 28, 2014, Avago sent PLX a revised non-binding letter of intent, which raised the proposed consideration to $6.50 in cash per share of PLX common stock and otherwise contained the same terms and conditions as the non-binding letter of intent dated May 22, 2014.

        Also on May 28, 2014, pursuant to the authorization by the Special Committee and by the PLX Board of Directors, Mr. Singer informed representatives of Avago that PLX was willing to proceed, on the basis of a $6.50 per share price, with due diligence and negotiations with Avago on a definitive agreement and additional terms of a transaction.

        On May 29, 2014, the Special Committee discussed the recent conversations with Avago, including Avago's statement that its offer of $6.50 per share was its "best and final" offer and that Avago was comfortable proceeding substantially on the same terms as the IDT merger agreement, with certain changes, including, among other things, removal of the "go-shop" period. Deutsche Bank then provided an update regarding other potential bidders and reported that Company 2 had not made further progress toward a possible transaction with PLX. After further discussion, the Special Committee noted that Company 2's approach thus far demonstrated a lack of serious interest and, in the Special Committee's view, was unlikely to result in an offer superior to that of Avago. After evaluating, among other things, Avago's offer of $6.50 per share, the negotiations to date with Avago, the information provided by Deutsche Bank, the prior processes with other potential bidders and the proposed terms of the draft Exclusivity Agreement and draft Confidentiality Agreement, the Special Committee determined that PLX enter into exclusive negotiations with Avago for a 30-day period and to recommend that the PLX Board of Directors approve the same.

        On May 30, 2014, upon the recommendation of the Special Committee, the PLX Board of Directors approved and ratified the execution of an exclusivity agreement and confidentiality agreement with Avago and the commencement of negotiations on the terms of a definitive merger agreement.

        On May 30, 2014, PLX executed a Confidentiality Agreement with Parent, a subsidiary of Avago and on June 2, 2014, PLX executed an Exclusivity Agreement with Parent, a subsidiary of Avago.

        Later on June 2, 2014, Avago commenced business, financial and accounting and legal due diligence on PLX and over the course of the next several weeks, PLX and its advisors provided additional due diligence information to Avago and its representatives and responded to additional inquiries from Avago, Simpson Thacher & Bartlett LLP ("Simpson Thacher"), outside legal counsel to Avago.

        Between June 2 and June 22, 2014, members of Avago and its advisors, including Barclays and Simpson Thacher, and PLX and its advisors, including Deutsche Bank and Pillsbury, engaged in discussions regarding the proposed structure of the transaction, regulatory analysis, preparation of a definitive merger agreement and related materials, and a timeline for the potential transaction.

        On June 3, 2014, the Special Committee discussed the status of due diligence and negotiations related to the proposed acquisition of PLX by Avago.

        Between June 4 and June 18, 2014, members of Avago and PLX senior management, with Deutsche Bank present, continued to hold business, finance and product due diligence meetings.

        On June 13, 2014, PLX management delivered the updated five-year plan (the "June 2014 Revised Plan") to Deutsche Bank, which Deutsche Bank subsequently provided to Barclays on the same date. On the same day, Simpson Thacher provided a draft of a definitive merger agreement to Pillsbury.

        On June 15, 2014, Simpson Thacher provided a draft of the tender and support agreements to Pillsbury.

        Also on June 15, 2014, the Special Committee discussed the proposed transaction. Pillsbury presented an overview of the draft definitive merger agreement proposed by Avago and discussed certain deal terms contained therein. The Special Committee directed Pillsbury to negotiate suggested changes to the merger agreement. The Special Committee also discussed Avago's request for tender and support agreements from certain officers of PLX, the PLX directors and their affiliates (including Potomac Capital), as well as from Discovery Group I, LLC, an outside stockholder of PLX.

        On June 16, 2014, the PLX Board of Directors met to address the Avago negotiations. Pillsbury presented an overview of the draft definitive merger agreement and the main substantive changes that the Special Committee had instructed Pillsbury and management to negotiate with Avago. The PLX Board of Directors also discussed suggested approaches regarding Avago's request for tender and support agreements, including from Discovery Group I, LLC. Mr. Raun also discussed certain employee retention matters, including with respect to certain executive officers and the impact of acceleration of equity awards on retention. The PLX Board of Directors authorized PLX management to discuss non-executive employee retention matters with Avago and to report the results of such discussion to the Special Committee and to the chair of the compensation committee of the PLX Board of Directors.

        Between June 16 and June 22, 2014, Simpson Thacher and Pillsbury negotiated the merger agreement and the other transaction documents, and drafts of these documents were exchanged.

        On June 17, 2014, Simpson Thacher and Pillsbury discussed PLX's executive severance plan. PLX's existing severance plan contained a definition of "good reason" that would have permitted its executive officers to terminate their employment with PLX for good reason upon Avago's proposed acquisition of PLX.

        On June 17, 2014, the Special Committee discussed the status of the proposed acquisition. Pillsbury updated the Special Committee on the status of negotiations of the definitive merger agreement and other transaction documents. Pillsbury also informed the Special Committee that Simpson Thacher had indicated earlier in the day that Avago anticipated beginning discussions with management regarding post-closing retention agreements. The Special Committee directed PLX management and Pillsbury to continue to negotiate the definitive merger agreement and the other transaction documents.

        Later in the evening of June 17, 2014, Mr. Raun provided the Special Committee with an update on his discussions with Avago regarding post-closing retention of PLX management. The Special Committee then met without members of PLX management present and discussed the negotiation of retention arrangements. Thereafter, the Special Committee directed Mr. Raun to discuss executive retention matters with Avago.

        From June 18 through June 21, 2014, representatives of Avago and PLX discussed the amendment of the PLX executive severance plan. In order to secure the continued services of the individuals covered by the PLX executive severance plan, representatives of PLX and Avago mutually agreed that PLX would amend the PLX executive severance plan and enter into retention agreements with certain senior executives and employees. From June 18 through June 21, 2014, Simpson Thacher and Pillsbury drafted the applicable documents, which were submitted to and approved by the compensation committee of the PLX Board of Directors on June 22, 2014 and which are more fully described under "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements between PLX and PLX Directors and Executive Officers".

        On June 18, 2014, Pillsbury updated the Special Committee on discussions regarding the definitive agreement and the open points, which included, among other things, the length of the initial offer period and the amount of the break-up fee. The Special Committee authorized Pillsbury to negotiate the duration of the initial offer period and a 3.5% termination fee (equity value).

        On June 18, 2014, representatives of Avago and PLX met to review PLX's sales pipeline and forecast.

        On June 19, 2014, pursuant to the direction of the PLX Board of Directors, PLX entered into a confidentiality and non-disclosure agreement with Discovery Equity Partners, L.P. (an affiliate of Discovery Group I, LLC) ("Discovery"), PLX's second-largest stockholder at that time, pursuant to which PLX disclosed to Discovery Avago's proposed offer to acquire PLX and requested that Discovery execute a tender and support agreement.

        Also on June 19, 2014, Pillsbury updated the Special Committee on the status of negotiations of the definitive merger agreement and other transaction documents, including the executive retention agreements and amendments to the PLX executive severance plan. The Special Committee then discussed the fairness opinion that Deutsche Bank was in the process of preparing, and whether to obtain a second fairness opinion in light of the fact that Deutsche Bank had a business relationship with Avago. Deutsche Bank provided, at the Special Committee's request, a detailed list of prior work for, and fees received from, and ownership interest in, Avago since 2011. The Special Committee noted that it had been generally aware of Deutsche Bank's relationship with Avago in March 2012 when it retained Deutsche Bank to assist with, among other things, a review of strategic alternatives, including a potential sale of PLX. Deutsche Bank's relationship with Avago is more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors—Opinion of the Financial Advisor to the PLX Board of Directors". The Special Committee then made inquiries of Deutsche Bank to reassess whether Deutsche Bank's business relationship with Avago would constitute a conflict of interest, including discussion of, among other things, disclosure-related matters, payments to and engagements of Deutsche Bank by Avago, and Deutsche Bank's fairness committee process. As part of this discussion, Deutsche Bank explained that it did not believe its relationship with Avago constituted a conflict of interest. The Special Committee determined to further discuss any potential conflict of interest issues involving Deutsche Bank and whether to request a second fairness opinion with the PLX Board of Directors.

        On June 20, 2014, the PLX Board of Directors met and Pillsbury provided an update regarding the open issues with the merger agreement. The PLX Board of Directors gave instructions to Pillsbury and Deutsche Bank regarding further negotiations of the merger agreement. Pillsbury then discussed the tender and support agreements to be entered into by certain directors and officers of PLX and by Potomac Capital, as well as the draft executive retention agreements, the proposed amendments to the executive severance plan, and the proposed acceleration of outstanding equity, noting that compensation committee approval of these matters would be required.

        At this time Deutsche Bank left the meeting. Pillsbury provided an update regarding the Special Committee's meeting on June 19, 2014, during which the Special Committee discussed and made inquiries of Deutsche Bank with respect to its relationship with Avago and discussed the possibility of requesting a second fairness opinion. After further discussion and deliberation, the PLX Board of Directors determined that, in its view, a second fairness opinion was not necessary. The PLX Board of Directors based this determination on, among other things, its continued belief that Deutsche Bank's business relationship with Avago did not constitute a conflict of interest that would impact the impartiality of Deutsche Bank's fairness opinion.

        Deutsche Bank then returned to the meeting and discussed the procedures, methodology and analyses behind its fairness opinion, as more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors—Opinion of the Financial Advisor to the PLX Board of Directors". Except as noted under "Opinion of the Financial Advisor to the PLX Board of Directors—Discounted Cash Flow Analysis" section below where PLX management and the PLX Board of Directors instructed Deutsche Bank to analyze both the June 2014 Revised Plan (also referred to as the "Base Case" below) and the December 2013 Plan (also referred to as the "Upside Case" below), Deutsche Bank was instructed by PLX management and the PLX

Board of Directors to rely on the Base Case as the primary basis of its analyses. Pillsbury then discussed the proposed resolutions relating to the transaction which were expected to be submitted for consideration by the PLX Board of Directors.

        On June 20, 2014, the compensation committee of the PLX Board of Directors discussed the treatment of equity awards in connection with the transaction and the proposed executive retention agreements, amendments to the PLX executive severance plan and the retention plan for non-executives. Pillsbury then discussed the approvals required of the compensation committee in connection with the foregoing.

        Also on June 20, 2014, Discovery informed PLX that it would support Avago's proposed offer, but was unwilling to execute a tender and support agreement. Pursuant to authorization by the PLX Board of Directors, PLX then entered into a letter agreement with Discovery, pursuant to which Discovery agreed to support Avago's proposed offer to acquire PLX.

        On June 21, 2014, there were several calls between Avago and PLX and their respective advisors regarding the draft merger agreement, and after a period of negotiation, an agreement was reached. Simpson Thacher and Pillsbury continued to negotiate the remaining transaction documents and accompanying disclosure schedules and exchange drafts of the definitive merger agreement and various other transaction documents.

        On June 22, 2014, the PLX Board of Directors met and received an update from PLX management regarding the status of negotiations with respect to the merger agreement and the terms of the executive retention agreements and executive severance plan amendments. The PLX Board of Directors and Mr. Raun then discussed the analysis, prepared at the direction of the PLX Board of Directors, of the differences between, and assumptions underlying, the December 2013 Plan and the June 2014 Revised Plan.

        Pillsbury then presented a detailed review of the material provisions of the definitive merger agreement. Deutsche Bank presented its financial analysis and rendered an oral opinion (which was confirmed in writing by delivery of Deutsche Bank's written opinion dated June 23, 2014), to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth in its opinion, the consideration per share to be paid to the Stockholders (other than Avago and its affiliates) in the Offer and the Merger was fair to such Stockholders from a financial point of view.

        At this time, the PLX Board of Directors temporarily adjourned its meeting to allow the Special Committee and the compensation committee to convene. The Special Committee met and unanimously agreed to recommend to the PLX Board of Directors that it approve the proposed Offer and Merger. The compensation committee of the PLX Board of Directors also met and discussed, among other things, the Amended and Restated PLX Severance Plan, the executive retention agreements, non-executive retention arrangements and the treatment of equity awards under the definitive merger agreement (collectively, the "Compensatory Arrangements"). After review and consideration, the compensation committee of the PLX Board of Directors approved the Compensatory Arrangements and approved the same under the SEC's Rule 14d-10 "safe harbor" under the all-holders, best-price rule.

        The PLX Board of Directors then reconvened. Pillsbury then reviewed and discussed with the PLX Board of Directors the proposed resolutions regarding the transaction and, following discussion, the PLX Board of Directors unanimously agreed and determined, for the reasons more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors", that the Offer and the Merger were advisable and in the best interests of PLX and the Stockholders, and the PLX Board of Directors voted unanimously to approve the Merger Agreement and the transactions contemplated by such agreement.

        On June 23, 2014, the parties executed the Merger Agreement and related documents. On that same day, Avago and PLX issued a joint press release announcing the transaction.

  (b) Reasons for the Recommendation of the PLX Board of Directors

Expected Benefits of the Offer and the Merger

        The Offer and the Merger are expected to result in benefits to all Stockholders. In evaluating the Offer, the Merger and the Merger Agreement, the PLX Board of Directors consulted with PLX management and legal and financial advisors. In reaching its decision that the Offer and the Merger are advisable, and in reaching its recommendation that the Stockholders tender their Shares in the Offer, the PLX Board of Directors considered a number of factors, including the following material factors, which the PLX Board of Directors viewed as supporting its recommendation.

        PLX's Operating and Financial Condition; Prospects of PLX as an Independent Company.    The PLX Board of Directors considered its knowledge and familiarity with PLX's business, its current and historical financial condition and results of operations, as well as PLX's financial plan and prospects, if it were to remain an independent company. The PLX Board of Directors evaluated PLX's long-term strategic plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically) if PLX were to execute or fail to execute upon its strategic plan. The PLX Board of Directors reviewed the Projections described below under "Item 8—Additional Information to be Furnished—Projected Financial Information", and weighed the prospects of the PLX's ability as a stand-alone entity to achieve long-term value for the Stockholders through execution on the PLX's strategic business plan against the near-term value to the Stockholders which could be realized through the transaction at a premium to the then-current market price of the Shares.

        Risks of Execution in a Competitive Marketplace.    In evaluating PLX's long-term prospects as an independent company against the value to the Stockholders which could be realized by the Stockholders through the transaction, the PLX Board of Directors considered the impact of general economic market trends on PLX's sales, as well as general market risks that could reduce the market price of the Shares. The PLX Board of Directors also considered the highly competitive marketplace for PLX's products and the fact that many of PLX's competitors are significantly larger and have greater financial and other resources than PLX, and the impact of this competitive environment on PLX's ability to execute its strategic plan without substantial risk to the value of the Shares.

        Premium to Market Share Price.    The PLX Board of Directors considered that the Offer Price of $6.50 per Share represented:

  •
  a premium of 8.3% to the $6.00 closing price per Share on June 19, 2014;

  •
  a premium of 14.2% based on the 30-trading day average stock price of $5.69 per Share;

  •
  a premium of 7.4% based on the 60-trading day average stock price of $6.05 per Share; and

  •
  premium of 43.5% to the $4.53 price per Share on January 24, 2013, the day before Potomac filed its Schedule 13D.

        Absence of Financing Condition and Other Limited Conditions.    The PLX Board of Directors considered that the Offer is likely to be completed and the Merger is likely to be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the Offer and the Merger.

        Timing of Completion.    The PLX Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement and the fact that the transaction is structured as a tender offer and a subsequent merger, which can often be completed more promptly than would have been the case with a merger alone, meaning that all Stockholders are likely to receive the Offer Price for their Shares more promptly.

        Opinion of Deutsche Bank.    The PLX Board of Directors considered the oral opinion of Deutsche Bank (which was confirmed in writing by delivery of Deutsche Bank's written opinion dated June 23, 2014), to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth therein, the consideration per Share to be paid to the Stockholders (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such Stockholders, as more fully described below in "Opinion of the Financial Advisor to the PLX Board of Directors". The full text of Deutsche Bank's written opinion, dated June 23, 2014, is attached hereto as Annex A.

        Cash Consideration; Certainty of Value.    The PLX Board considered the form of consideration to be paid to the Stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent's proposal was not subject to obtaining any outside financing. The PLX Board considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the PLX Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

        Available Alternatives; Results of Discussions with Third Parties.    The PLX Board of Directors considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another company or financial sponsor, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to PLX's stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the PLX Board of Directors' assessment that none of these alternatives were reasonably likely to present superior opportunities for PLX to create greater value for PLX's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The PLX Board of Directors also considered the results of the process that the PLX Board of Directors had conducted, with the assistance of the PLX management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The PLX Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire PLX at a higher price.

        Regulatory Approvals.    The PLX Board of Directors considered that the substantive regulatory approvals that may be required to consummate the Offer and the Merger would likely be limited to complying with the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and under Chapter VII of Germany's Act Against Restraints of Competition of 1958, as amended.

        Availability of Appraisal Rights.    The PLX Board of Directors considered the availability of statutory appraisal rights under the DGCL in connection with the Merger for Stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per Share amount than the Merger would.

Terms of the Merger Agreement

        Termination Right to Accept Superior Proposals.    The PLX Board of Directors also considered the fact that the Merger Agreement provides that at any time prior to such time as the Purchaser accepts the Shares tendered and not properly withdrawn, if the PLX Board of Directors receives a Competing Proposal (as defined in the Merger Agreement) from a party that in the good faith determination of the PLX Board of Directors constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and the PLX Board of Directors determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to result in a breach of the PLX directors' fiduciary duties under applicable law, pursuant to the terms and conditions of the Merger Agreement, the PLX Board of Directors can terminate the Merger Agreement to concurrently enter into an agreement with respect to that Superior Proposal. The PLX Board of Directors also considered the fact that there is no additional expense reimbursement payable except to the extent of the fixed termination fee.

        Change in Recommendation.    The PLX Board of Directors considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the PLX Board of Directors may withdraw or modify its recommendation in response to a Superior Proposal or in response to a material development or change in circumstances (not in connection with a Competing Proposal) that was not known to the PLX Board of Directors as of the date of the Merger Agreement, if, in each case, it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be reasonably likely to result in a breach of the directors' fiduciary duties under applicable law.

        Termination Fee.    The PLX Board of Directors considered that the Merger Agreement requires PLX to pay a termination fee of $10.85 million (equal to approximately 3.5% of the aggregate equity value of the transaction) if PLX terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal. The PLX Board of Directors believes that the termination fee amount is customary and reasonable and will not deter any interested third party from making a Superior Proposal or inhibit the PLX Board of Directors from approving a Superior Proposal if such were available.

        Extension of Offer Period.    The PLX Board of Directors considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration of the Offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the Offer could be consummated.

        Appraisal Rights.    The availability of statutory appraisal rights to the Stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

        Arm's-Length Negotiation.    The Merger Agreement has customary terms and was the product of arm's-length negotiations.

Potentially Negative Factors

        The PLX Board of Directors also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

        Termination by Parent.    The PLX Board of Directors considered the risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if PLX does not perform its obligations under the Merger Agreement in all material respects.

        Termination Fee.    The PLX Board of Directors reviewed and discussed the termination fee that could become payable by PLX pursuant to the Merger Agreement under certain circumstances. The PLX Board of Directors believes that the termination fee is customary and reasonable and will not deter any interested third party from making a Superior Proposal or inhibit the PLX Board of Directors from approving a Superior Proposal if such were available.

        Pre-Closing Covenants.    The PLX Board of Directors considered that, under the terms of the Merger Agreement, PLX has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that PLX will not take a number of actions related to the conduct of its business without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). The PLX Board of Directors further considered that these terms may limit the ability of PLX to pursue or undertake business opportunities that could arise prior to the consummation of the Offer and the Merger.

        Loss of Ability to Participate in the Future Growth of PLX.    The PLX Board of Directors considered the fact that Stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of PLX and will not benefit from any future appreciation in the value of PLX. Likewise, if the Merger is completed, Stockholders will not bear the risks associated with a decrease in the value of PLX.

        Tax Treatment.    The PLX Board of Directors considered that the receipt of cash by the Stockholders will be fully taxable to the Stockholders.

        Failure to Close.    The PLX Board of Directors considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

  •
  the market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting PLX, (ii) the possibility that the marketplace would consider PLX to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement;

  •
  PLX's operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

  •
  the ability to attract and retain key personnel; and

  •
  relationships with customers, suppliers, vendors, purchasing agents and other business partners of PLX.

        Regulatory Approvals.    The PLX Board of Directors considered the regulatory approvals that may be required to consummate the Offer and the Merger (including, in particular, the requirements under the HSR Act and under Chapter VII of Germany's Act Against Restraints of Competition of 1958, as amended) and the prospects for, and potential delays in connection with, receiving any such approvals.

Other Factors

        In addition to the above, the PLX Board of Directors also considered the following factors:

  •
  Conflicts of Interest.  The PLX Board of Directors considered the arrangements and possible conflicts of interest of certain PLX officers and directors. See "Item 3—Past Contacts, Transactions, Negotiations and Agreements".

  •
  Liquidation Valuation; Net Book Value; Other Factors Not Considered.  The PLX Board of Directors did not consider the liquidation value of PLX, because the PLX Board of Directors considered PLX to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the PLX Board of Directors did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for PLX and its business since PLX's value is derived from cash flows generated by continuing operations.

        The PLX Board of Directors based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to unaffiliated Stockholders outweigh the negative considerations. The

PLX Board of Directors determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with the least risk of non-completion.

        This discussion of the information and factors considered by the PLX Board of Directors includes the material positive and negative factors considered by the PLX Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the PLX Board of Directors. The PLX Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the interests of the Stockholders (including the unaffiliated Stockholders). Rather, the PLX Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, PLX management and PLX's outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the PLX Board of Directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the PLX Board of Directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in "Item 8—Additional Information to be Furnished—Other Material Information—Forward-Looking Statements".

        For the reasons described above, the PLX Board of Directors unanimously recommends that the Stockholders accept the Offer and tender their Shares in the Offer.

Opinion of the Financial Advisor to the PLX Board of Directors

        Deutsche Bank has acted as financial advisor to PLX in connection with the transaction. At the June 22, 2014 meeting of the PLX Board of Directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank's opinion, the consideration per share to be paid to the Stockholders (other than Parent and its affiliates) was fair, from a financial point of view, to the Stockholders.

        The full text of Deutsche Bank's written opinion, dated June 23, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the opinion carefully in its entirety. The summary of Deutsche Bank's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank's opinion was addressed to, and for the use and benefit of, the PLX Board of Directors in connection with and for purposes of its evaluation of the Transaction. Deutsche Bank's opinion is not a recommendation as to whether or not any Stockholders should tender Shares pursuant to the Offer.

        In connection with Deutsche Bank's role as financial advisor to PLX, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning PLX, and certain internal analyses, financial forecasts and other information relating to PLX prepared by management of PLX. Deutsche Bank also held discussions with certain senior officers of PLX regarding the business and prospects of PLX. In addition, Deutsche Bank:

  •
  reviewed the reported prices and trading activity for the Shares;

  •
  compared certain financial and stock market information for PLX with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

  •
  reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;

  •
  reviewed the terms of the Merger Agreement and certain related documents; and

  •
  performed such other studies and analyses and considered such other factors as it deemed appropriate.

        Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning PLX, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the PLX Board of Directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of PLX or Parent or any of their respective subsidiaries. Nor did Deutsche Bank evaluate the solvency or fair value of PLX under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the PLX Board of Directors, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PLX as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

        For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the PLX Board of Directors, that, in all respects material to its analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the PLX Board of Directors, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by PLX and its other advisors with respect to such issues.

        Deutsche Bank's opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the PLX Board of Directors in connection with and for the purpose of its evaluation of the Transaction. Deutsche Bank's opinion was limited to the fairness, from a financial point of view, to the Stockholders (other than Parent and its affiliates) of the consideration to be paid in respect of each Share pursuant to the Merger Agreement as of the date of the opinion. Deutsche Bank's opinion did not address any other terms of the Transaction or the Merger Agreement. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of PLX, nor did it address the fairness of the contemplated benefits of the Transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision by PLX to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and its opinion does not constitute a recommendation, as to whether or not any Stockholder should tender Shares pursuant to the Offer or how any holder of Shares should vote with respect to the Transaction. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors or employees of PLX, or any class of such persons, in connection with the Transaction relative to the consideration per share to be paid to the holders of Shares pursuant to the Merger Agreement. Deutsche Bank's opinion did not in any manner address the prices at which the Shares or other securities of PLX will trade following the announcement of consummation of the Transaction.

        The following is a summary of the material financial analyses that were contained in the presentation made by Deutsche Bank to the PLX Board of Directors on June 20, 2014 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank's financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 19, 2014, the last trading day before the presentation that was made by Deutsche Bank to the PLX Board of Directors, and is not necessarily indicative of current market conditions.

        PLX management provided Deutsche Bank both a Base Case and an Upside Case of financial projections. A summary of the financial projections is set forth in "Item 8—Additional Information to be Furnished—Projected Financial Information". The differences between the Base Case and the Upside Case were primarily in the projections for years 2016 and thereafter. Except as noted under the "Discounted Cash Flow Analysis" section below where PLX management and the PLX Board of Directors instructed Deutsche Bank to analyze both the Base Case and the Upside Case, Deutsche Bank was instructed by PLX management and the PLX Board of Directors to rely on the Base Case as the primary basis of its analyses. For purposes of its analyses, Deutsche Bank reviewed a number of financial metrics, including among others: (i) enterprise value calculated as the value of the relevant company's outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company's closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date ("Enterprise Value"); and (ii) earnings per share ("EPS").

Historical Trading Analysis

        Deutsche Bank reviewed the Offer Price consideration to be paid to the Stockholders pursuant to the Merger Agreement, relative to the closing stock price per Share as of June 19, 2014, and the 30-trading-day and 60-trading-day average stock prices prior to June 19, 2014, as well as relative to the closing stock price per Share on January 24, 2013, the last trading day prior to the filing of a Schedule 13D by Potomac Capital, which Deutsche Bank used as the unaffected price (the "Unaffected Price"). In addition, Deutsche Bank noted that the trading range for Shares for the last-twelve-month period prior to June 19, 2014 was $4.70 to $6.83 per Share. This analysis indicated that the consideration payable in the transaction represented:

  •
  a premium of 8.3% to the $6.00 closing price per Share on June 19, 2014;

  •
  a premium of 14.2% based on the 30-trading day average stock price of $5.69 per Share;

  •
  a premium of 7.4% based on the 60-trading day average stock price of $6.05 per Share; and

  •
  a premium of 43.5% to the $4.53 per Share Unaffected Price.

Analysis of Premiums Paid

        Deutsche Bank reviewed the premiums paid in (i) 163 all-cash public technology merger and acquisition transactions announced between January 1, 2009 and April 30, 2014 for which targets' implied enterprise values were greater than $100 million and less than $10 billion (the "Select All-Cash Transactions") and (ii) 44 public technology merger and acquisition transactions announced between January 1, 2009 and April 30, 2014 for which targets' implied enterprise values were greater than $100 million and less than $10 billion in deal size and in each case, where the closing trading price of the target's common stock one trading day prior to announcement was within 10% of the high closing trading price of the target's common stock for the 52-week period prior to announcement (the "Select M&A Transactions").

        Deutsche Bank calculated that:

  •
  the median percentage of premium paid based on the closing share price for the target companies in the Select All-Cash Transactions one trading day prior to the announcement of the respective transaction was 31%, with a first quartile percentage of 21% and a third quartile percentage of 50%;

  •
  the median percentage of premium paid based on the closing share price for the target companies in the Select M&A Transactions one trading day prior to the announcement of the respective transaction was 26%,with a first quartile percentage of 16% and a third quartile percentage 38%;

  •
  the median percentage of premium paid based on the high closing share price for the target companies in the Select All-Cash Transactions for the 52-week period prior to the announcement of the respective transaction was 9%, with a first quartile percentage of (4)% and a third quartile percentage of 9%;

  •
  the median percentage of premium paid based on the high closing share price for the target companies in the Select M&A Transactions for the 52-week period prior to the announcement of the respective transaction was 18%, with a first quartile percentage of 10% and a third quartile percentage of 31%;

  •
  using a premium range of 20% to 40% relative to the Unaffected Price, the implied range of prices was $5.44 to $6.34 per Share;

  •
  using a premium range of 20% to 40% relative to the closing stock price per Share on June 19, 2014, the last trading day prior to the Deutsche Bank presentation to the PLX Board of Directors, the implied range of prices was $7.20 to $8.40 per Share;

  •
  using a range of 90% to 120% of the high closing trading price per Share for the 52-week period prior to the Deutsche Bank presentation to the PLX Board of Directors, the implied range of prices was $6.15 to $8.20 per Share.

        All premiums for the Select M&A Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the Select M&A Transactions occurred.

Analysis of Low-Premium Transactions Involving Activist Shareholders

        Deutsche Bank reviewed selected public merger and acquisition transactions, in both technology and non-technology businesses, involving Schedule 13-D filings whereby the premium relative to the closing stock price one trading day prior to the announcement of the transaction was less than 10%. The median premium one trading day prior to announcement was 1.8% for technology transactions and 3.3% for non-technology transactions. The median premium relative to the closing stock price one trading day prior to the relevant Schedule 13-D filing was 31.8% for technology transactions and 33.0% for non-technology transactions.

Selected Public Companies Analysis

        Using publicly available information, Deutsche Bank compared selected financial data and trading multiples for PLX with corresponding financial data and multiples for the following publicly traded companies, which are engaged in businesses generally similar to PLX's business:

  Selected Small-Cap Communications-Focused Semiconductor Companies

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  Lattice Semiconductor Corporation

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  Applied Micro Circuits Corp.

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  Exar Corp.

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  Inphi Corporation

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  Entropic Communications, Inc.

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  Vitesse Semiconductor Corp.

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  DSP Group Inc.

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  Pericom Semiconductor Corp.

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  Ikanos Communications, Inc.

  Selected Large and Mid-Cap Communications-Focused Semiconductor Companies

  •
  Broadcom Corp.

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  Avago Technologies Limited

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  Marvell Technology Group Ltd.

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  Cavium, Inc.

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  Integrated Device Technology, Inc.

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  Cypress Semiconductor Corporation

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  Mellanox Technologies, Ltd.

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  PMC-Sierra Inc.

        Deutsche Bank chose the selected public companies for the purposes of this analysis utilizing its professional judgment and experience as investment bankers, taking into account several factors, including, among other things, the size of PLX and the selected companies, the operational and financial capabilities of PLX compared with the selected companies, the competitive landscape in which PLX and the selected companies operate and the product offerings of PLX and the selected companies. Although none of the selected companies is directly comparable to PLX, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of PLX. Accordingly, the analysis of publicly traded comparable companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

        To calculate the trading multiples for PLX and the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and certain financial estimates reported by selected equity research analysts. Such financial information included, among other things: (i) ratios of Enterprise Value to revenues and (ii) ratios of common equity market prices per share ("Price") to EPS. Deutsche Bank compared the implied price per share ranges to the Offer Price of $6.50 per share. For each metric, the range of multiples for the selected companies is set forth in the following table:

	Enterprise Value / Revenue CY2014E	Price / EPS CY2014E(4)
Selected Small-Cap Communications-Focused Semiconductor Companies Multiple Range(1)(2)	0.4x - 3.6x	22.4x - 22.8x
Selected Large and Mid-Cap Communications-focused Semiconductor Companies Multiple Range(1)(3)	1.4x - 7.8x	12.8x - 22.5x
Selected Multiples Range	1.8x - 3.0x	15.0x - 22.0x
Range of Implied PLX Share Prices	$4.87 - $7.73	$3.67 - $5.16

(1)
Multiples that are negative or exceeded 30.0x for earnings multiples were considered not meaningful.

(2)
Small-cap communications-focused semiconductor companies selected on the basis of a market capitalization of less than $1 billion as of June 19, 2014.

(3)
Large and mid-cap communications-focused semiconductor companies selected on the basis of a market capitalization of $1 billion or more as of June 19, 2014.

(4)
Range for selected small-cap companies for calendar year 2014 was based on multiples from Lattice Semiconductor and Pericom Semiconductor, as the multiples for Applied Micro Circuits Corp., Exar Corp., Inphi Corporation, Entropic Communications, Inc., Vitesse Semiconductor Corp., DSP Group Inc., and Ikanos Communications, Inc. were considered not meaningful. Range for selected large and mid-cap companies for calendar year 2014 was based on multiples for Broadcom Corp., Avago Technologies Limited, Marvell Technology Group Ltd., Integrated Device Technology, Inc., Cypress Semiconductor Corporation, and PMC-Sierra Inc., as the multiples for Mellanox Technologies, Ltd. and Cavium, Inc. were considered not meaningful.

Selected Transactions Analysis

        Deutsche Bank reviewed publicly available information relating to selected acquisition transactions in the semiconductor device industry (the "Selected Transactions"). The Selected Transactions reviewed were:

Month Announced	Target	Acquirer
June 2014	Hittite Microwave	Analog Devices
May 2014	Aeroflex Holding Corp	Cobham Plc
April 2014	Wolfson Microelectronics	Cirrus Logic
April 2014	Integrated Memory Logic	Exar Corp.
March 2014	Montage	PDSTI
February 2014	Triquint Semiconductor	RF Micro Devices
February 2014	Supertex	Microchip
December 2013	LSI Corporation	Avago Technologies Limited
November 2013	RDA Microelectronics	Tsinghua Unigroup
November 2013	Mindspeed Technologies	MACOM
August 2013	Volterra Semiconductor	Maxim Integrated
July 2013	Spreadtrum	Tsinghua Unigroup
May 2013	Kotura	Mellanox Technologies, Ltd.
May 2013	Enpirion	Altera Corp
December 2012	BCD Semiconductor	Diodes Incorporated

Month Announced	Target	Acquirer
July 2012	AuthenTec	Apple
June 2012	Mstar Semiconductor	Mediatek Inc.
May 2012	Standard Microsystems	Microchip
March 2012	Broadlight	Broadcom Corp.
January 2012	Gennum Corporation	Semtech Corporation
November 2011	Advanced Analogic Tech.	Skyworks Solutions
October 2011	SandForce, Inc.	LSI Corporation
September 2011	Zarlink Semiconductor Inc.	Microsemi Corp.
September 2011	NetLogic Microsystems, Inc.	Broadcom Corp.
April 2011	National Semiconductor	Texas Instruments
March 2011	Ralink Technology Corporation	MediaTek Inc.
February 2011	Zoran Corporation	CSR PLC
January 2011	Conexant Systems, Inc.	Golden Gate Capital
January 2011	Atheros Communications, Inc.	QUALCOMM Incorporated
November 2010	Voltaire Ltd.	Mellanox Technologies, Ltd.
October 2010	Wintegra Inc.	PMC-Sierra Inc.
October 2010	Actel Corporation	Microsemi Corp.
September 2010	Microtune, Inc.	Zoran Corporation
March 2010	White Electronic Designs	Microsemi Corp.
March 2010	Techwell, Inc.	Intersil Corp.
March 2010	TrendChip Technologies Corp.	Ralink Technology Corp.
March 2010	Silicon Storage Tech.	Microchip
December 2009	California Micro Devices	ON Semiconductor
December 2009	Zilog	IXYS
October 2009	CopperGate Communications Ltd.	Sigma Designs, Inc.
September 2009	Intellon Corporation	Atheros Communications
July 2009	Infineon Technologies AG's Wireline Business	Golden Gate Capital
June 2009	Wind River Systems	Intel Corp.
June 2009	RMI Corporation	NetLogic Microsystems, Inc.
April 2009	Tundra Semiconductor Corporation	Integrated Device Technology, Inc.
February 2009	Hifn, Inc.	Exar Corp.
February 2009	SiRF Technology Holdings, Inc.	CSR plc

        Deutsche Bank chose the selected transactions for purposes of this analysis because Deutsche Bank believed they represented relevant transactions in the semiconductor industry announced since January 1, 2009 for which information was publicly available. Although none of the selected transactions is directly comparable to the proposed transaction, the companies that participated in the selected precedent transactions are such that, for the purposes of analysis, the selected transactions may be considered similar to the proposed transaction.

        For each of the Selected Transactions, Deutsche Bank calculated the multiples of each target's Enterprise Value to revenues for the last twelve-month period prior to announcement of the relevant Selected Transaction ("LTM") and to revenues for the immediately succeeding twelve-month period subsequent to announcement of the relevant Selected Transaction ("NTM"). For each metric, from the range of multiples for the Selected Transactions, the range selected by Deutsche Bank yielded a range of implied prices per Share as set forth in the table below. Deutsche Bank compared the implied price per share ranges to the Offer Price of $6.50 per share.

	Enterprise Value/LTM Revenue(1)	Enterprise Value/NTM Revenue(2)
Selected Transactions Multiple Range	0.6x - 9.2x	0.6x - 8.3x
Selected Multiple Range	2.0x - 3.0x	1.5x - 2.5x
Range of Implied PLX Share Prices	$4.81 - $6.93	$4.46 - $7.05

(1)
The multiple for the Enpirion acquisition was not available. The multiple for SiRF Technology Holdings, Inc. acquisition was considered not meaningful. For the selected transactions multiple range, the mean was 2.8x and the median was 2.3x.

(2)
The multiples for the following target companies were not available: Kotura, Broadlight, Zilog, CopperGate Communications Ltd., Hifn, Inc. The multiple for SiRF Technology Holdings, Inc. acquisition was considered not meaningful. For the selected transactions multiple range, the mean was 2.8x and the median was 2.1x.

Discounted Cash Flow Analysis

        Deutsche Bank performed an illustrative discounted unlevered free cash flow analysis to determine indications of implied equity value per share of PLX common stock. For purposes of the illustrative discounted cash flow analysis, PLX management and the PLX Board of Directors instructed Deutsche Bank to rely on both a Base Case and an Upside Case of management's estimates for years 2014 through 2018. Deutsche Bank applied discount rates ranging from 17% to 20% to PLX's projected unlevered free cash flows of PLX for each of the years ending December 31, 2014, 2015, 2016, 2017 and 2018. Deutsche Bank derived the foregoing range of discount rates based on an estimated weighted average cost of capital ("WACC") derived from a review of the estimated historical WACCs for PLX and the selected public companies referred to above. The terminal values of PLX were calculated based on projected net operating profit after tax for and a range of multiples between 10.0x and 14.0x. This analysis indicated ranges of values of $5.07 to $6.99 per share in the Base Case and $6.39 to $8.98 per share in the Upside Case, which Deutsche Bank compared to the Offer Price of $6.50 per share.

General

        The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

        In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the PLX Board of Directors as to the fairness, from a financial point of view, to the Stockholders of the consideration proposed to be paid in respect of each Share as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of PLX with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank or PLX. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of PLX or its advisors, future results or actual values may be materially different from these forecasts or assumptions.

        The terms of the Transaction, including the consideration, were determined through arm's-length negotiations between PLX and Parent and were approved by the PLX Board of Directors. Although Deutsche Bank provided advice to the PLX Board of Directors during the course of these negotiations, the decision to enter into the transaction was solely that of the PLX Board of Directors. As described above under "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation of the PLX Board of Directors", the opinion and presentation of Deutsche Bank to the PLX Board of Directors were only one of a number of factors taken into consideration by the PLX Board of Directors in making its determination to approve the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). Since 2011, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which the DB Group received compensation. During 2011, the DB Group was paid approximately $24.0 million by Parent or its affiliates for services including (i) acting as a lead underwriter for the 2011 secondary securities offering of Parent's ordinary shares, (ii) acting as book runner in a series of block trades of Parent's ordinary shares, and (iii) general corporate banking and securities advice. During 2012, the DB Group was paid approximately $1.2 million by Parent or its affiliates for services including (i) acting as book runner in a series of block trades of Parent's ordinary shares and (ii) general corporate banking and securities advice. During 2013, the DB Group was paid approximately $1.3 million by Parent or its affiliates for services including (i) acting as financial advisor to Parent in connection with Parent's 2014 acquisition of LSI Corporation and (ii) general corporate banking and securities advice. During 2014 for the year to date, the DB Group has been paid approximately $29.7 million by Parent or its affiliates for services including (i) acting as financial advisor to Parent in connection with Parent's 2014 acquisition of LSI Corporation, (ii) acting as joint arranger on a $4.6 billion term loan and a $500 million revolving credit facility in connection with financing Parent's 2014 acquisition of LSI Corporation, as well as acting as sole book runner on a $1 billion investment in Parent by Silver Lake Partners in the form of a 2% convertible notes offering in connection with financing Parent's 2014 acquisition of LSI Corporation, and (iii) general corporate banking and securities advice. In addition, the DB Group currently holds a position in Parent's or its affiliates' revolving credit facility and a fronting position in Parent's or its affiliates' term loan facility. Since 2011, one or more members of the DB Group acted as financial advisor to PLX in connection with its proposed 2012 acquisition by Integrated Device Technology, Inc. and providing financial advisory services and a fairness opinion in connection therewith, for which it was paid approximately $735,000 by PLX or its affiliates in 2013. One or more members of the DB Group may also provide investment and commercial banking services to Parent and PLX in the future, for which the DB Group may receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, PLX and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. As of June 23, 2014, the DB Group held shares of ordinary shares in Parent and common stock in PLX, and call options in Avago Technologies Limited, of which Parent is a wholly owned subsidiary, in each case, in an amount less than 0.1% of the outstanding shares.1

1
Compensation amounts listed in this paragraph were paid in dollars but the revenue was recognized by Deutsche Bank in Euros. Current dollar figures have been converted from Euros based upon the average exchange rates for 2011, 2012, 2013 and 2014, respectively.

        PLX selected Deutsche Bank as its financial advisor in connection with the transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. PLX has retained Deutsche Bank pursuant to a letter agreement originally dated April 2, 2012. PLX has agreed to pay Deutsche Bank fees, which are currently estimated to be approximately $4.3 million, for its services as financial advisor to PLX in connection with the transaction, of which $750,000 became payable upon delivery of Deutsche Bank's opinion (or would have become payable if Deutsche Bank had advised the PLX Board of Directors that it was unable to render an opinion) and the remainder of which is contingent upon consummation of a transaction with Parent or any third party bidder. Regardless of whether the transaction is consummated, PLX has also agreed to reimburse Deutsche Bank for it expenses and to indemnify Deutsche Bank against certain liabilities in connection with its engagement.

  (c)    Intent to Tender

Directors and Executive Officers

        To PLX's knowledge, after making reasonable inquiry, PLX has been advised that all of PLX's directors, executive officers, affiliates and subsidiaries intend to tender pursuant to the Offer all of the issued and outstanding Shares over which they have dispositive power. For a discussion regarding the decision of the PLX Board of Directors with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see "Solicitation/Recommendation" and "Reasons for the Recommendation" in this Item 4.

        Simultaneously with the execution of the Merger Agreement, the largest stockholder of PLX and certain of the PLX directors and executive officers executed Tender and Support Agreements pursuant to which they have, among other matters, agreed to (i) tender the Shares owned by them in the Offer, and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Tender and Support Agreements attached hereto as exhibits. Additionally, Discovery Group I, LLC, the then-second largest stockholder of PLX, has informed PLX that it supports the transaction. As of June 25, 2014, Discovery Group I, LLC no longer beneficially owned any Shares.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        See "Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the PLX Board of Directors" above for a description of PLX's engagement with Deutsche Bank, which is incorporated by reference herein.

        Except as set forth above, neither PLX nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of PLX on its behalf in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the past sixty (60) days by PLX or, to the knowledge of PLX, any current executive officer, director, affiliate or subsidiary of PLX, or the trustee of the PLX ESOP, except that:

          (a)   the Compensation Committee of the PLX Board of Directors granted the following Company Options on June 2, 2014 to the following Executive Officers in connection with the annual grant of Company Options:

Name	Shares underlying Options(1)	Exercise Price
David K. Raun	125,000	$5.94
Arthur O. Whipple	60,000	$5.94
Gene Schaeffer	80,000	$5.94
Vijay Meduri	80,000	$5.94
Michael Grubisich	65,000	$5.94

(1)
25% of the underlying shares vests twelve (12) months after the grant date, with 1/48th of the Shares vesting monthly thereafter. See Item 3 for information concerning the effect of the Merger on Company Options held by Executive Officers.

          (b)   the trustee of the ESOP purchased 9,050 Shares at a purchase price per share of $6.12 on June 6, 2014. To the extent additional cash amounts are contributed to the ESOP, the ESOP trustee may elect to purchase additional Shares to contribute to the ESOP prior to the consummation of the Merger. These Shares will not be allocated until the last day of the short plan year resulting from the plan termination in connection with the Merger. The ESOP invests primarily in Shares and monthly open market Share purchases are made on behalf of the ESOP trust.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by PLX in response to the Offer which relate to a tender offer or other acquisition of PLX's securities by PLX, any subsidiary of PLX or any other person.

        (b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by PLX in response to the Offer that relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving PLX or any subsidiary of PLX, (2) any purchase, sale or transfer of a material amount of assets by PLX or any subsidiary of PLX or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of PLX.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the PLX Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information to be Furnished.

  (b)    Golden Parachute Compensation

        The following table sets forth the information required by Item 1011(b) of Regulation M-A and Items 402(t)(2) and 402(t)(3) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the Merger occurred on or about August 19, 2014 (but based on the number of Company Options that have been granted and that are outstanding as of July 3, 2014), the last practicable date for this purpose prior to filing this Schedule 14D-9.

        Each of our named executive officers included in the table below is entitled to "double-trigger" severance payments and benefits, under the PLX Severance Plan initially described above in Item 3, if the individual's employment is terminated by PLX or a successor employer without "Cause" or by the executive for "Good Reason" within one (1) year (plus any applicable cure period) after a change of control such as the Merger. The named executive officers are also entitled under the Retention Agreements initially described in Item 3 to payment of retention bonuses and "cash-out" payments relating to the unvested portion of their Company Options that are to be cancelled in connection with the Merger, if the individual's employment is terminated by PLX without "Cause" or by the executive for "Good Reason" prior to January 2, 2015, the scheduled payment date of the retention bonuses and the option "cash-out" payment.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
David K. Raun	$901,250	$474,789	—	$35,760	—	—	$1,411,799
Arthur O. Whipple	$520,817	$211,299	—	$16,666	—	—	$748,782
Gene Schaeffer	$472,593	$213,460	—	—	—	—	$606,054
Vijay Meduri	$427,552	$212,080	—	$23,840	—	—	$663,471
Michael Grubisich	$450,304	$220,480	—	$23,840	—	—	$694,623

(1)
These amounts quantify the retention bonus payable to the named executive officers under the Retention Agreements described in the narrative following this table.

(2)
These amounts quantify the hypothetical "cash-out" payment with respect to cancelled Company Options held by the individual as of the Effective Time that accelerates under the terms of the Retention Agreement upon a qualifying employment termination, calculated based on the weighted average exercise price of the Company Options subtracted from the Offer Price, not the amount of the cash payment that would actually be payable to the individual.

(3)
These amounts represent "double-trigger" severance benefits under the PLX Severance Plan for continuation of medical, dental and vision insurance coverage for twelve (12) months (eighteen (18) months for Mr. Raun, as further described in the narrative following the table).

Narrative to Golden Parachute Compensation Table

        A summary of the material factors necessary to an understanding of the PLX Severance Plan, the Retention Agreements and the Merger Agreement and the benefits that may be payable to the executive officers under these agreements (as quantified in the table above) is set forth in "Item 3—Arrangements between PLX and PLX's Directors and Executive Officers—Description of Employment, Severance and Retention Arrangements with PLX Executive Officers," which is incorporated herein by reference.

  (c)    Other Material Information

  (1)    Antitrust Compliance

  HSR Act

        PLX has reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including such laws in the United States and elsewhere. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of PLX's business, PLX is informed that Parent and Purchaser believe that the Offer and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer or the Merger, other than as described below.

        Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and PLX filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 2, 2014, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 17, 2014, unless earlier terminated by the FTC and the Antitrust Division, or Parent or PLX, as applicable, receives a request for additional information or documentary material prior to that time. If prior to the expiration of the 15-calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent and/or PLX, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 days following the date of Parent's substantial compliance with that request. The FTC or the Antitrust Division may terminate the applicable waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

        The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, PLX or any of their respective subsidiaries or affiliates. Private parties as well as State Attorneys General and foreign regulators also may bring legal actions under the antitrust laws under certain circumstances.

  Chapter VII of the Act against Restraints of Competition, of 1958 of Germany, as amended

        Under the provisions of the German Act against Restraints on Competition of 1958, as amended ("ARC"), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office ("FCO"), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the "German Notification") with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer. Purchaser does not believe that an additional filing will be required under the ARC in connection with the Merger if the acquisition of Shares occurs under the Offer.

  (2)    Appraisal Rights

        The stockholders will not have appraisal rights in connection with the Offer. However, if the Merger is consummated and regardless of whether the Merger is effected pursuant to Section 253 or Section 251(h) of the DGCL, Section 262 of the DGCL provides that any holder of Shares outstanding as of immediately prior to the Effective Time who has not tendered such Shares in the Offer and does not wish to accept the Offer Price for each Share pursuant to the Merger (a "Remaining Stockholder") and who has followed the procedures set forth in Section 262 of the DGCL will be entitled to demand appraisal of such Shares (all such Shares, collectively, the "Dissenting Shares") in accordance and subject to full compliance with applicable procedures under the DGCL.

        In addition, if, after the consummation of the Offer, Purchaser and any other subsidiary of Parent hold at least 90% of the issued and outstanding Shares (the "Short-Form Threshold"), Purchaser intends to effect a merger under the short-form merger provisions of Section 253 of the DGCL, without a meeting of the stockholders of the Company. If Purchaser consummates the Offer but does not reach the Short-Form Threshold, then as promptly as practicable following the consummation of the Offer, Purchaser and the Company have agreed to take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable following the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 251(h) of the DGCL. If the Merger is consummated, stockholders who did not tender their Shares into the Offer will receive the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to (i) Shares owned by Parent, the Company or their respective subsidiaries or (ii) Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of the DGCL (as described below). Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under The DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of Delaware Law. Under the DGCL, no additional notice is required to be provided to the Company's stockholders prior to the Effective Time and the Company, Parent and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of

Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, the Company will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such stockholder's Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and July 28, 2014.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer (which occurs when Purchaser has accepted for payment, and thereby purchases, the tendered Shares following the Expiration Date (see Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase)) and July 28, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder, that the stockholder is demanding appraisal, and the number of shares for which appraisal is being demanded;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085, Attention: Art Whipple. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder's Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a broker, dealer, commercial bank, trust company or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, dealer, commercial bank, trust company or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any holder who has not commenced an appraisal proceeding may withdraw such holder's demand for appraisal and accept the Merger Consideration (as defined in the Offer to Purchase). Any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation. Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval; provided, however, that the foregoing shall not affect the right of any holder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such holder's demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and Purchaser and Parent have no present intention to cause it to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes). On behalf of the Surviving Corporation, Purchaser reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is for each Share an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who, if required, has submitted such holder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such holder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, less any applicable withholding taxes. A stockholder will fail to perfect, or lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of PLX's stockholders to seek appraisal rights under the DGCL is not intended to be a complete statement of the procedures to be followed by the stockholders of PLX desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

  (3)    Stockholder Approval of the Merger Not Required

        Neither Parent nor Purchaser is, nor at any time during the last three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 253 or Section 251(h) of the DGCL, no Stockholder vote or consent will be necessary to effect the Merger.

  (4)    Delaware Business Combinations Statute / Takeover Statutes

        PLX is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including (i) a person who owns 15% or more of a corporation's outstanding voting stock or (ii) a person who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a "business combination" (defined to include Merger and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer); or

  •
  the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        In accordance with the provisions of Section 203, at the meeting held on June 22, 2014, the PLX Board of Directors approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. PLX, directly or through subsidiaries, conducts business in other states, some of which may have enacted such laws. In its resolutions approving the Merger Agreement on June 22, 2014, the PLX Board of Directors resolved that the Merger Agreement and the transactions contemplated by the Merger Agreement and the Tender and Support Agreements will be, to the extent permitted by applicable law, exempt from any such applicable takeover or anti-takeover laws.

  (5)    Projected Financial Information

        PLX does not, as a matter of course, make detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. At the December 12, 2013 PLX Board of Directors meeting, PLX management presented a five year plan covering the period 2014 - 2018 (the "December 2013 Plan"). A notation to the December 2013 Plan stated, "Although this is an aggressive plan compared to the past couple years performance and where we stand this quarter with soft demand from Storage market, management believes we should drive internally for this number as the plan. The key will be getting our strong Gen 3 design pipe into production, a stable economy and a return of federal spending with our end customers." The December 2013 Plan reflected growth rates significantly higher than historic levels and was based on certain assumptions with respect to investment levels on certain products, timing of production and ramp of certain products, stable economic conditions and return of federal spending with end customers. Between December 2013 and June 2014, the PLX Board of Directors and PLX management discussed updating the five year forecast based on more current information. In June 2014, PLX management prepared a revised five year plan to better reflect management's current expectations of future company performance. On June 13, 2014, PLX management delivered the revised five year plan (the "June 2014 Revised Plan") to Deutsche Bank. The June 2014 Revised Plan was based on updated assumptions as of June 2014 and reflected downward adjustments to revenue due to lower than expected design activity for, anticipated production delays on, and reduced market demand for, certain products. Before entering into the Merger Agreement, representatives of Parent and Purchaser conducted a due diligence review of PLX, and in connection with this review Parent and Purchaser received certain non-public information concerning PLX, including the December 2013 Plan and the June 2014 Revised Plan. The December 2013 Plan projections were provided to Parent in May 2014 and did not include PLX's first quarter actual revenue results. The Upside Case projections as presented below are consistent with those provided to Parent in May 2014 except that they now incorporate PLX's actual revenue results for the first quarter. Accordingly, revenue and non-GAAP operating income for 2014 in the Upside Case presented below are different from the information in the corresponding line items provided to Parent. The December 2013 Plan was later updated to include PLX's actual first quarter revenue results. The December 2013 Plan, as updated, and the June 2014 Revised Plan (collectively, the "Projections"), which are summarized below, were also furnished to Deutsche Bank, which were relied upon by Deutsche Bank in connection with their financial analysis and Fairness Opinion as follows: except as noted under "Opinion of the Financial Advisor to the PLX Board of Directors—Discounted Cash Flow Analysis" section above where PLX management and the PLX Board of Directors instructed Deutsche Bank to analyze both the Base Case and the Upside Case, Deutsche Bank was instructed by PLX management and the PLX Board of Directors to rely on the Base Case as the primary basis of its analyses. The June 2014 Revised Plan is referred to as the "Base Case" in Deutsche Bank's analysis (and in the further discussion below), because PLX's management informed Deutsche Bank that the Base Case represented the best currently available estimates and judgments by management as to the expected future results of operations and financial conditions of PLX, and accordingly are the projections which, with PLX's consent, Deutsche Bank relied upon in performing its analysis. The December 2013 Plan, as updated, is referred to as the "Upside Case" in Deutsche Bank's analysis (and in the further discussion below). PLX has not as a matter of course made public any projections as to future performance or earnings.

        In the Projections, stock-based compensation expense was excluded from the calculation of EBITDA and non-GAAP operating income, but for the purposes of calculating Free Cash Flow used in the DCF analyses, stock-based compensation expense is included in the calculation of net operating profit after tax. By including stock-based compensation expense in the calculation of Free Cash Flow, unvested, in-the-money stock options are excluded from PLX's fully diluted share count when calculating the per share equity value of the transaction, as the dilution caused by unvested share options is captured by the inclusion of stock-based compensation expenses in the calculation of Free Cash Flow. Stock-based compensation expense projections for each of the five years in the period from 2014-2018 are presented under "Supplemental Disclosures Regarding Non-GAAP Financial Information" below.

        The Projections were prepared in the ordinary course of business for operating purposes and for review by the PLX Board of Directors. The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Projections do not comply with generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections were prepared by employees of PLX without the assistance of Parent, Purchaser or any of their affiliates. The summary of the Projections is not being included in this

Schedule 14D-9 to influence any Stockholder's decision whether to tender Shares in the Offer, but because this information was made available by PLX to Parent, Purchaser and Deutsche Bank.

        These Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of PLX and exclude, among other things, transaction-related expenses. With respect to the assumptions, please note the following:

        Important factors that may affect actual results and results of PLX's operations, or could lead to the Projections not being achieved include, but are not limited to reduced demand for our customer's products that use the company's products, adverse economic conditions in general or those specifically affecting the company's markets, technical difficulties and delays in the development process, errors in the products, reduced backlog for the company's customers and unexpected expenses, and other factors that are more fully described in the "Risk Factors" section of PLX's Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2013, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, as filed with the SEC. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which PLX operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of PLX and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any member of PLX or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the Projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither PLX nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither PLX nor any of their respective affiliates intends to make publicly available an update or other revisions to the Projections. Neither PLX nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of PLX compared to the information contained in the Projections or that the Projections will be achieved. PLX has made no representation to Parent or Purchaser or any of their respective affiliates concerning the Projections.

        All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in PLX's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in PLX's in these, or PLX's other, periodic reports are not applicable to any forward looking statements made in connection with the Offer.

        Stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

PLX Technology, Inc.
BASE CASE(1)
(dollars in millions)

	Year Ended December 31
	Q1'14A	Q2'14E	2H'14E	2015E	2016E	2017E	2018E
Revenue	$24.8	$28.1	$61.8	$130.1	$149.4	$174.9	$208.4
% Growth	—	—	—	13%	15%	17%	19%
EBITDA (excluding stock-based compensation)	1.4	2.7	11.6	22.7	31.3	42.6	53.1
% Margin	6%	10%	19%	17%	21%	24%	25%
Non-GAAP Operating Income (excluding stock-based compensation)	0.9	2.1	10.4	20.3	28.8	39.8	50.1
% Margin	4%	8%	17%	16%	19%	23%	24%

Free Cash Flows			$0.8	$13.1	$19.4	$31.2	$38.4

PLX Technology, Inc.
UPSIDE CASE(1)
(dollars in millions)

	Year Ended December 31
	Q1'14A	Q2'14E	2H'14E	2015E	2016E	2017E	2018E
Revenue	$24.8	$29.5	$61.7	$139.4	$166.9	$211.5	$271.5
% Growth	—	—	—	20%	20%	27%	28%
EBITDA (excluding stock-based compensation)	0.2	3.1	11.9	23.7	32.0	49.0	69.3
% Margin	1%	11%	19%	17%	19%	23%	26%
Non-GAAP Operating Income (excluding stock-based compensation)	(0.4)	2.5	10.7	21.3	29.5	46.3	66.3
% Margin	(1%)	9%	17%	15%	18%	22%	24%

Free Cash Flows			$2.4	$9.9	$21.2	$34.1	$49.6

(1)
See "Supplemental Disclosures Regarding Non-GAAP Financial Information" for a reconciliation of the GAAP and non-GAAP information.

 SUPPLEMENTAL DISCLOSURES REGARDING
NON-GAAP FINANCIAL INFORMATION

        The Projections include both GAAP and non-GAAP information. Non-GAAP financial information is included in the Projections, with such non-GAAP information being so indicated in the relevant line item. The Projections were not prepared for any purpose outside the purpose indicated in this Schedule 14D-9.

        For purposes of internal projections, including the Projections described above, PLX prepares non-GAAP financial information, including non-GAAP operating income and free cash flow. Non-GAAP operating income projections exclude stock-based compensation, including ESOP expenses, royalty accruals associated with the Internet Machines litigation, amortization of acquired intangibles, acquisition-related expense and discontinued operations. Free cash flow refers to GAAP operating income less provision for tax and capital expenditures, plus depreciation and less change in net working capital.

PLX TECHNOLOGY, INC.
BASE CASE
RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL INFORMATION
(in millions)
(not prepared in accordance with GAAP)

	2014	2015	2016	2017	2018
GAAP operating income	$11.0	$17.6	$25.7	$35.6	$44.6
Stock-based compensation	2.4	2.8	3.2	4.3	5.5
Acquisition-related expense	—	—	—	—	—

Non-GAAP operating income	$13.4	$20.3	$28.8	$39.8	$50.1

	2014	2015	2016	2017	2018
GAAP operating income	$11.0	$17.6	$25.7	$35.6	$44.6
Less: Provision for tax	(0.3)	(0.5)	(0.8)	(1.1)	(1.3)
Less: Capital Expenditures	(2.7)	(2.5)	(2.7)	(3.0)	(3.3)
Plus: Depreciation	2.3	2.4	2.5	2.8	3.0
Less: Change in Net Working Capital	(11.9)	(3.9)	(5.3)	(3.1)	(4.6)

Free Cash Flows	$(1.6)	$13.1	$19.4	$31.2	$38.4

 PLX TECHNOLOGY, INC.
UPSIDE CASE
RECONCILIATION BETWEEN GAAP AND NON-GAAP FINANCIAL INFORMATION
(in millions)
(not prepared in accordance with GAAP)

	2014	2015	2016	2017	2018
GAAP operating income	$10.4	$18.5	$26.3	$42.0	$60.8
Stock-based compensation	2.4	2.8	3.2	4.3	5.5
Acquisition-related expense	—	—	—	—	—

Non-GAAP operating income	$12.9	$21.3	$29.5	$46.3	$66.3

	2014	2015	2016	2017	2018
GAAP operating income	$10.4	$18.5	$26.3	$42.0	$60.8
Less: Provision for tax	(0.3)	(0.6)	(0.8)	(1.3)	(1.8)
Less: Capital Expenditures	(2.7)	(2.5)	(2.7)	(3.0)	(3.3)
Plus: Depreciation	2.3	2.4	2.5	2.8	3.0
Less: Change in Net Working Capital	(12.0)	(8.0)	(4.1)	(6.4)	(9.1)

Free Cash Flows	$(2.3)	$9.9	$21.2	$34.1	$49.6

  (6)    SEC Periodic Reports

        For additional information regarding the business and financial results of PLX, please see the following documents that have been filed by PLX with the SEC, each of which is incorporated herein by reference:

  •
  Form 10-K for the fiscal year ended December 31, 2013, filed on March 7, 2014;

  •
  Form 10-K/A, Amendment No. 1, filed on April 29, 2014, for the purpose of adding Part III information to that report; and

  •
  Form 10-Q for the quarter ended March 31, 2014, filed on May 6, 2014.

  (7)    Certain Litigation

        On June 25, 2014, June 26, 2014 and July 3, 2014, respectively, three complaints were filed in the Superior Court of California, County of Santa Clara, against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Deborah Cox v. PLX Technology, Inc., et al., Case No. 1-14-CV-267079, Andrew Ellis v. PLX Technology, Inc., et al., Case No. 1-14-CV-267171, and Clarence Golden v. PLX Technology, Inc. et al., Case No. 1-14-CV-267531. Additionally, on June 27, 2014, two complaints were filed in the Court of Chancery of the State of Delaware against PLX, its directors and certain officers, and Parent and Purchaser, captioned as follows: Boby Varghese v. PLX Technology, Inc., et. al., Case No. 9837 (Del. Ch.), and Roberta Feinstein v. PLX Technology, Inc., et al., Case No. 9839 (Del. Ch.), and on July 2, 2014, a third complaint was filed, captioned David L. Price v. PLX Technology, Inc., et al., Case No. 9853 (Del. Ch.). The six cases are putative class actions brought by purported stockholders alleging, among other things, that the PLX Board of Directors breached their fiduciary duties by approving the Merger Agreement, and that PLX, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. All six complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as money damages.

  (8)    Forward-Looking Statements

        Information both included and incorporated by reference in this Schedule 14D-9 may contain forward-looking statements as defined by the U.S. federal securities law which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 8, 2014 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed with the SEC by Purchaser, Parent and Avago on July 8, 2014).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(a)(1)(C)	Letter to PLX Stockholders from the Chief Executive Officer of PLX, dated July 8, 2014 (filed with this Schedule 14D-9)
(a)(1)(E)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(a)(1)(F)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(a)(1)(G)	Summary Advertisement published on July 8, 2014 (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by Purchaser, Parent and Avago, on July 8, 2014).
(a)(1)(H)
Form of Letter to Participants in the PLX Technology, Inc. Employee Stock Ownership Plan ("ESOP") and ESOP Instruction Letter (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(a)(5)(A)	Joint Press Release, dated June 23, 2014 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by PLX on June 23, 2014).
(a)(5)(B)	Letter to Customers and Suppliers and related Q&A, dated June 23, 2014 (incorporated by reference to the Schedule 14D-9 filed by PLX on June 23, 2014).
(a)(5)(C)	Fairness Opinion of Deutsche Bank, dated June 23, 2014 (incorporated by reference to Annex A attached to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of June 23, 2014, among PLX, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(2)	Amended and Restated PLX Severance Plan for Executive Management (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PLX on June 23, 2014).

Exhibit No.	Description
(e)(3)	Executive Officer Retention Agreement between PLX Technology, Inc. and David K. Raun (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(4)	Executive Officer Retention Agreement between PLX Technology, Inc. and Arthur O. Whipple (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(5)	Executive Officer Retention Agreement between PLX Technology, Inc. and Gene Schaeffer (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(6)	Executive Officer Retention Agreement between PLX Technology, Inc. and Michael Grubisich (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(7)	Executive Officer Retention Agreement between PLX Technology, Inc. and Vijay Meduri (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(8)	Executive Officer Retention Agreement between PLX Technology, Inc. and Larry Chisvin (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(9)
Tender and Support Agreement, dated as of June 23, 2014, between Parent, Purchaser and the directors and officers of PLX party thereto (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(10)
Tender and Support Agreement, dated as of June 23, 2014, between Parent, Purchaser and the stockholders of PLX party thereto (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by PLX on June 23, 2014).
(e)(11)
Transaction Support Agreement, dated as of June 20, 2014, between PLX and Discovery Equity Partnership, LLC, Discovery Equity Partners, L.P. and their affiliates (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(e)(12)
Confidentiality Agreement, dated as of May 30, 2014, by and between PLX and Parent (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Purchaser, Parent and Avago on July 8, 2014).
(e)(13)	Exclusivity Agreement, dated as of June 2, 2014, by and between PLX and Parent (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent on July 8, 2014).
(e)(14)
Amended and Restated Certificate of Incorporation of PLX (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 333-71795), as amended, filed by PLX on March 25, 1999).
(e)(15)	Amended and Restated Bylaws of PLX dated as of November 25, 2013 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by PLX on November 25, 2013).
(e)(16)
Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated May 24, 2004 (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed by PLX on August 4, 2004).

Exhibit No.	Description
(e)(17)	Certificate of Amendment to Amended and Restated Certificate of Incorporation, dated December 10, 2010 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by PLX on December 14, 2010).
(e)(18)
PLX Technology, Inc. 2008 Equity Incentive Plan (Amended and Restated) (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held May 25, 2011 filed by PLX on April 25, 2011).
(e)(19)	PLX Technology, Inc. Employee Stock Ownership Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-160026) filed by PLX on June 17, 2009).
(e)(20)	Form of Indemnification Agreement between PLX and each of its officers and directors (incorporated by reference to Exhibit 10.9 to the Form 10-K filed by PLX on March 13, 2012).
(g)	None.
Annex A	Fairness Opinion of Deutsche Bank Securities Inc., dated June 23, 2014.
Annex B	Section 262 of the Delaware General Corporation Law.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.
By:	/s/ ART WHIPPLE
	Name:	Arthur O. Whipple, Chief Financial Officer

Dated: July 8, 2014

Annex A

June 23, 2014

Board of Directors
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

Gentlemen:

        Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to PLX Technology, Inc. (the "Company") in connection with the Agreement and Plan of Merger, dated as of June 23, 2014 (the "Merger Agreement"), among Avago Technologies Wireless (U.S.A.) Manufacturing Inc. ("Parent"), Pluto Merger Sub, Inc., a wholly owned subsidiary of Parent ("Purchaser"), and the Company. The Merger Agreement provides for Purchaser to commence a tender offer (the "Tender Offer") for all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), of the Company, pursuant to which Purchaser will pay $6.50 in cash (the "Consideration"), for each share of Company Common Stock accepted in the Tender Offer. The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger," and collectively with the Tender Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares and shares owned directly or indirectly by the Company or Parent) will be converted into the right to receive the Consideration.

        You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration per share proposed to be paid to such holders pursuant to the Merger Agreement.

        In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers of the Company regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

        We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

        This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration per share proposed to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares pursuant to the Tender Offer or how any holder of shares of the Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Consideration per share to be paid to holders of Company Common Stock pursuant to the Merger Agreement. This opinion does not in any manner address the prices at which the Company Common Stock or other securities of the Company will trade following the announcement or consummation of the Transaction.

        Deutsche Bank will be paid a fee for our services as financial advisor to the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors of the Company that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for our expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). Since the beginning of 2011 until the date of this opinion, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which it has received compensation, including (i) acting as financial advisor to Parent in connection with Parent's 2014 acquisition of LSI Corporation, including providing financial advisory services and a fairness opinion in connection therewith, (ii) acting as joint arranger on a $4.6 billion term loan and a $500 million revolving credit facility in connection with financing Parent's 2014 acquisition of LSI Corporation, as well as acting as sole book runner on a $1 billion investment in Parent by Silver Lake Partners in the form of a 2% convertible notes offering in connection with financing Parent's 2014 acquisition of LSI Corporation, (iii) acting as a lead underwriter for the 2011 secondary securities offering of Parent's ordinary shares, (iv) holding a position in Parent's or its affiliates' revolving credit facility and a fronting position in Parent's or its affiliates' term loan facility, (v) as book runner in a series of block trades of Parent's ordinary shares in 2011, and (vi) general corporate banking and securities advice. One or more members of the DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect the DB Group to receive compensation. In addition, since the beginning of 2011 until the date of this opinion, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates for which it has received compensation, including acting as financial advisor to the Company in connection with its proposed 2012 acquisition by Integrated Device Technology, Inc. and providing financial advisory services and a fairness opinion in connection therewith. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Consideration per share to be paid to the holders of Company Common Stock (other than Parent and its affiliates) is fair from a financial point of view to such holders.

Very truly yours,
DEUTSCHE BANK SECURITIES INC.
/s/ Deutsche Bank Securities Inc.

Annex B

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

  (a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

  (1)
  Provided, however, that , except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

  (2)
  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  a.
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  b.
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

  c.
  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

  d.
  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

    (3)
    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (4)
    In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

  (c)
  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d)
  Appraisal rights shall be perfected as follows:

  (1)
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2)
  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e)
  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

  (f)
  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g)
  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h)
  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i)
  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j)
  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k)
  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

  (l)
  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.